EXECUTION COPY

GOLD FIELDS NETHERLANDS SERVICES B.V.

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GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

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MARSH HOLDINGS INC.

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ASANKO GOLD INC.

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PMI GOLD CORPORATION

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ADANSI GOLD COMPANY (GH) LIMITED

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ASANKO GOLD GHANA LIMITED

COMBINATION AGREEMENT

March 29, 2018

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Governing Law	13
1.3	Arbitration	13
1.4	Severability	14
1.5	Calculation of Time	14
1.6	Mining Rights	14
1.7	Headings	14
1.8	Currency	14
1.9	Other Matters of Interpretation	14
1.10	Schedules	15

ARTICLE 2 ASANKO SHARE SUBSCRIPTION		16

2.1	Purchase and Sale of Asanko Subscription Shares	16
2.2	Closing of Asanko Share Subscription	16
2.3	Investor Rights Agreement	16
2.4	Interim Loan	16

ARTICLE 3 THE JV TRANSACTIONS		18

3.1	JV Transaction Implementation Steps	18
3.2	Closing of JV Transactions	20
3.3	GF Orogen Deferred Subscription for JV Finco Redeemable Shares	20
3.4	Consideration of Alternative Structures	21

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		21

4.1	Representations and Warranties of the GF Parties	21
4.2	Additional Representations, Warranties and Acknowledgements of GF Netherlands	21
4.3	Representations and Warranties of the Asanko Parties	21
4.4	Acknowledgement With Respect to Representations and Warranties	21

ARTICLE 5 COVENANTS		22

5.1	Covenants of the Asanko Parties Regarding the Conduct of Business	22
5.2	General Covenants of the Asanko Parties	25
5.3	Covenants of the GF Parties	27
5.4	Continuing Access to Information	28
5.5	No Substantial Equity Transaction	28
5.6	Responsibility for Certain Taxes and Other Amounts	28

ARTICLE 6 CLOSING CONDITIONS		29

6.1	Conditions Precedent to the Subscription Closing in Favour of the GF Parties	29
6.2	Conditions Precedent to the Subscription Closing in Favour of the Asanko Parties	30
6.3	Mutual Conditions Precedent to the JV Closing	30
6.4	Conditions Precedent to the JV Closing in Favor of the GF Parties	31
6.5	Conditions Precedent to the JV Closing in Favor of the Asanko Parties	33

6.6	Closing Escrow	34

ARTICLE 7 INDEMNIFICATION		34

7.1	Survival	34
7.2	Indemnity by the GF Parties	35
7.3	Indemnity by the Asanko Indemnifying Parties	35
7.4	Limitations on [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Liability and Satisfaction Thereof	35
7.5	Claim Notice	36
7.6	Time Limits for Claim Notice for Breach of Representations and Warranties	36
7.7	Monetary Limitations	37
7.8	Non-Party Indemnified Parties	38
7.9	Direct Claims	38
7.10	Third Party Claims	38
7.11	Interest on Losses	39
7.12	Cooperation	40
7.13	No Remedy for Known Exceptions	40

ARTICLE 8 TERMINATION		40

8.1	Termination Rights	40
8.2	Notice and Cure Provisions	41
8.3	Effect of Termination	41

ARTICLE 9 GENERAL		42

9.1	Public Documents	42
9.2	No Partnership	42
9.3	Notice	43
9.4	Further Assurances	44
9.5	Entire Agreement	44
9.6	No Waivers	44
9.7	Costs	45
9.8	Time of the Essence	45
9.9	Successors and Assigns	45
9.10	Third Party Beneficiaries	45
9.11	Counterparts	45

SCHEDULE A MINING RIGHTS		A-1

SCHEDULE B FORM OF INVESTOR RIGHTS AGREEMENT		B-1

SCHEDULE C REGULATORY APPROVALS		C-1

SCHEDULE D REPRESENTATIONS AND WARRANTIES OF THE GF PARTIES		D-1

SCHEDULE E ADDITIONAL REPRESENTATIONS AND WARRANTIES OF GF NETHERLANDS		E-1

SCHEDULE F REPRESENTATIONS AND WARRANTIES OF THE ASANKO PARTIES		F-1

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COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT dated as of March 29, 2018

BETWEEN:

GOLD FIELDS NETHERLANDS SERVICES B.V., a corporation existing under the laws of the Netherlands (“GF Netherlands”)

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GOLD FIELDS OROGEN HOLDING (BVI) LIMITED, a corporation existing under the laws of the British Virgin Islands (“GF Orogen”)

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MARSH HOLDINGS INC., a corporation existing under the laws of the Province of British Columbia (“GF Canco”)

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ASANKO GOLD INC., a corporation existing under the laws of the Province of British Columbia (“Asanko”)

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PMI GOLD CORPORATION, a corporation existing under the federal laws of Canada (“Asanko Canada Finco”)

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ASANKO GOLD GHANA LIMITED (formerly Keegan Resources (Ghana) Limited) a corporation existing under the laws of Ghana (“Mineco”)

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ADANSI GOLD COMPANY (GH) LIMITED, a corporation existing under the laws of Ghana (“Exploreco”)

WHEREAS:

(A)	Mineco and Exploreco are the holders of the Mining Rights in respect of the Asanko Project;

(B)	Asanko, through its indirect wholly-owned Subsidiary AGB, owns 90% of the issued and outstanding Mineco Shares, the remaining 10% of the issued and outstanding Mineco Shares being owned by the Government of Ghana;

(C)	Asanko Canada Finco is a wholly-owned direct Subsidiary of Asanko, and Exploreco is a wholly-owned direct Subsidiary of Asanko Canada Finco;

(D)	each of GF Netherlands and GF Orogen is a wholly-owned indirect Subsidiary of Gold Fields Limited, a corporation existing under the laws of South Africa (“Gold Fields”), and GF Canco is a wholly-owned direct Subsidiary of GF Netherlands;

(E)	the Asanko Parties and the GF Parties have agreed to enter into certain loan, share subscription and other transactions (collectively referred to herein as the JV Transactions), upon the completion of which, among other things: (i) each of GF Netherlands and AGB will own 45% of the then issued and outstanding Mineco Shares, the remaining 10% of the then issued and outstanding Mineco Shares being owned by the Government of Ghana; (ii) each of GF Netherlands and Asanko Canada Finco will own 50% of the then issued and outstanding Exploreco Shares; (iii) each of Asanko and GF Orogen will own 50% of the then issued and outstanding JV Finco Shares; and (iv) the Parties will have entered into certain joint venture arrangements with respect to the Asanko Project and each of Mineco, Exploreco and JV Finco;

(F)	in connection with the entering into of this Agreement, GF Canco and Asanko have agreed to complete the Asanko Share Subscription; and

(G)	the Parties wish to enter into this Agreement providing for the Asanko Share Subscription, the JV Transactions and certain related transactions.

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“2018 Operational Plan” means the mine operating plan appended to the Asanko Disclosure Letter;

“Affiliate” means, with respect to any person, any other person which directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such person;

“AGB” means Asanko Gold (Barbados) Inc., a corporation existing under laws of Barbados as a wholly-owned Subsidiary of AIB;

“Agreement” means this combination agreement, as it may be amended, restated, supplemented or modified from time to time in accordance with the terms hereof;

“AIB” means Asanko International (Barbados) Inc., a corporation existing under laws of Barbados as a wholly-owned Subsidiary of Asanko;

“Alternative Transaction” has the meaning set out in Section 5.1(b)(ii);

“Applicable Law” means, (i) any Canadian or foreign constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, by-law, Order or other requirement having the force of law, (ii) any policy, practice, protocol, standard, guideline or other pronouncement of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law, and (iii) any interpretation of any Applicable Law (as defined in item (i) or (ii) above) by any person having jurisdiction over it, or charged with its administration or interpretation;

“Applicable Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“Asanko Conversion Shares” has the meaning set out in Section 2.4(c)(i);

“Asanko Diligence Information” means, collectively, the documents made available to the GF Parties by Asanko for the purposes of the GF Parties’ due diligence in connection with the entering into of this Agreement, as posted in the folder entitled “Goldfields DD List” on Asanko’s Firmex data site as at 5:00 p.m. on the day before the date of this Agreement, the index of all such documents being appended to the Asanko Disclosure Letter;

“Asanko Disclosure Letter” means the confidential letter from Asanko to the GF Parties dated as of the date of this Agreement with respect to certain matters in this Agreement;

“Asanko Equity Securities” has the meaning set out in Section 5.1(b)(ii);

“Asanko Group” means, collectively, Asanko and the Asanko Subsidiaries;

“Asanko Indemnified Parties” means, collectively, each of the Asanko Parties and their respective Affiliates, and each of their respective directors, officers, employees, partners, agents, consultants, advisers and other representatives, and “Asanko Indemnified Party” means any of them;

“Asanko Indemnifying Parties” means, collectively, each of the Asanko Parties other than Mineco and Exploreco, and “Asanko Indemnifying Party” means any of them, provided that if this Agreement is terminated prior to the JV Closing Time, then the Asanko Indemnifying Parties shall also include Mineco and Exploreco;

“Asanko MAE” means any one or more changes, events, effects, occurrences, circumstances or states of facts that, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to (a) the business, operations, results of operations, assets, capital, obligations, liabilities (contingent or otherwise), condition (financial or otherwise) or continued ownership, development and operation of its properties, of Asanko and the Asanko Subsidiaries on a consolidated basis, or (b) the ability of the Asanko Parties to perform their respective obligations under this Agreement, other than any change, event, effect, occurrence, circumstance or state of facts:

(i)	relating to the global economy, general economic conditions, currency exchanges rates or securities, commodities, banking or financial markets in general and which does not have a materially disproportionate effect on Asanko and the Asanko Subsidiaries, on a consolidated basis, relative to other companies operating in the international gold mining industry;

(ii)	affecting the market price of gold or the international gold mining industry in general and which does not have a materially disproportionate effect on Asanko and the Asanko Subsidiaries, on a consolidated basis, relative to other companies operating in such industry;

(iii)	any change in an opinion, estimate or valuation made by any person in connection with the amount, type or value of Asanko’s mineral reserves or resources or the estimated capital costs, operating costs, mining or processing rates of the Asanko Project as contained in any published technical report or internal mining plan or report forming part of the Asanko Diligence Information, other than to the extent that such change of opinion, estimate or valuation results from one or more changes, events, effects, occurrences, circumstances or states of facts that of itself or themselves constitute an Asanko MAE;

(iv)	relating to a change in foreign currency exchange rates, including the applicable rates for Canadian dollars, United States dollars, Ghanaian cedi or any other relevant foreign currencies, which does not have a materially disproportionate effect on Asanko and the Asanko Subsidiaries, on a consolidated basis, relative to other companies operating in the gold mining industry in Ghana;

(v)	relating to a change in the market trading price of publicly traded securities of Asanko (it being understood that the causes underlying such change may be taken into account in determining whether an Asanko MAE has occurred);

(vi)	resulting from the fact of, or the announcement of, this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; or

(vii)	resulting from any Taxes payable under the Ghanaian Income Tax Act 2015 (including sections 62 or 83 thereof) as a consequence of any transaction contemplated by this Agreement or any accounting loss recorded by any of the Asanko Parties as a consequence of any transaction contemplated by this Agreement;

and provided for greater certainty that any one or more changes, events, effects, occurrences, circumstances or states of facts will be deemed to be an Asanko MAE if it is reasonable to conclude that the resulting adverse financial impact on the business, operations, results of operations, assets, capital, obligations, liabilities (contingent or otherwise), condition (financial or otherwise) value of Asanko and the Asanko Subsidiaries on a consolidated basis is US$30,000,000 or more;

“Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold” has the meaning set out in [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION];

“Asanko Parties” means, collectively, Asanko, Asanko Canada Finco, Mineco and Exploreco;

“Asanko Project” means the Asanko Gold Mine located in the southwestern portion of the Republic of Ghana, consisting of gold mining, exploration, processing and related operations and associated infrastructure, the Mining Rights in respect of which are described in Schedule A, and all as more particularly described in the Technical Report;

“Asanko Replacement Note” has the meaning set out in Section 2.4(c)(i);

“Asanko Share Ownership Constraint” has the meaning set out in Section 2.4(c)(i);

“Asanko Share Subscription” means the subscription for and purchase of the Asanko

Subscription Shares by GF Canco, and the concurrent entering into of the Investor Rights Agreement, contemplated by Article 2;

“Asanko Shares” means common shares in the capital of Asanko;

“Asanko Subscription Shares” has the meaning set out in Section 2.1;

“Asanko Subsidiaries” means, collectively, the Subsidiaries of Asanko, being Asanko

Canada Finco, AGB, AIB, Mineco, Exploreco, Asanko Gold Exploration (Ghana) Ltd., Asanko Gold South Africa (PTY) Ltd. and (at all times following its incorporation) JV

Finco, and “Asanko Subsidiary” means any one of them;

“Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold” has the meaning set out in [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION];

“BC Securities Act” means the Securities Act (British Columbia);

“Books and Records” means the books and records owned by or in the possession or control of Asanko pertaining to Asanko and any of the Asanko Subsidiaries and its and their respective businesses, including all Tax Returns;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in any of

(i) Vancouver, Canada, (ii) Accra, Ghana, (iii) Johannesburg, South Africa or (iv) Leiden, The Netherlands;

“Canadian Securities Laws” means, collectively, (i) all applicable securities laws of each of the provinces of Canada (except Quebec), and the respective rules and regulations made and forms prescribed under such laws, together with all applicable published instruments, policy statements, blanket orders, rulings and notices adopted by the securities regulatory authorities in such provinces, and (ii) the rules and policies of the TSX;

“Claim Notice” has the meaning set out in Section 7.5;

“Commercial List” means the Ontario Superior Court of Justice (Commercial List);

“Consent” means any approval, consent, authorization, notice, sanction, exemption, waiver, expiry of waiting period or acknowledgement that may be required from any person (other than a Party, the Exchanges or any Governmental Authority) pursuant to Applicable Law or the terms of any Contract or otherwise in connection with the transactions contemplated herein on the terms contemplated in this Agreement, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement;

“Contracts” means all existing, pending and executory contracts, agreements, leases, licenses, commitments, understandings, obligations and other binding arrangements (whether oral or written) to which a Party is a party or by which such Party or any of its properties or assets is bound or under which such Party has rights;

“Control” means, in respect of a particular person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlled” shall have a corresponding meaning;

“Direct Claim” has the meaning set out in Section 7.5;

“Disclosing Party” has the meaning set out in Section 9.1(a);

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC;

“Encumbrance” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, title retention agreement, easement, servitude, right of way, restrictive covenant, royalty, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, and “Encumber” shall have a corresponding meaning;

“Environmental Laws” has the meaning set out in paragraph (aa)(i) of Schedule F;

“Exchanges” means, collectively, the TSX and the NYSE American;

“Exchange Rate”, as of a specified date, means the daily average rate of exchange for

Canadian dollars into United States dollars on such date as published by the Bank of Canada;

“Excluded Transaction” has the meaning set out in Section 5.1(b)(ii);

“Exploreco Intercompany Loan” has the meaning set out in Section 3.1(b)(iii); “Exploreco Shareholder Loan” has the meaning set out Section 3.1(b)(i); “Exploreco Shares” means ordinary shares in the capital of Exploreco; “Exploreco Subscription Shares” has the meaning set out in Section 3.1(b)(xi);

“Financial Statements” means Asanko’s audited annual consolidated financial statements as at and for the years ended December 31, 2017 and 2016 and the related auditors’ report and notes thereto;

“GF Indemnified Parties” means, collectively, each of the GF Parties and their respective Affiliates (and, at all times following the JV Closing Time, each of the JV

Companies), and each of their respective directors, officers, employees, partners, agents, consultants, advisers and other representatives, and “GF Indemnified Party” means any of them;

“GF Parties” means, collectively, GF Netherlands, GF Orogen and GF Canco, and “GF Party” means either one of them;

“Gold Fields” has the meaning set out in the recitals hereto;

“Government of Ghana” means the government of the Republic of Ghana;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means (i) any Canadian or foreign government, whether national, federal, provincial, state, territorial, regional, municipal or local, (ii) any court, tribunal, governmental arbitrator, agency, board, bureau, minister or ministry, department, commission, central bank, stock exchange, authority or other instrumentality of any entity referred to in item (i) above, (iii) any person, official or individual acting within the power of or derived from any entity referred to in item (i) or (ii) above (whether administrative, legislative, executive or otherwise);

“Hazardous Materials” has the meaning set out in paragraph (aa)(i) of Schedule F;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” means an Asanko Indemnified Party or a GF Indemnified Party, as the case may be;

“Indemnifying Party” means, in relation to an Indemnified Party, any other Party that is required to indemnify such Indemnified Party hereunder;

“Interim Loan” has the meaning set out in Section 2.4(a);

“Interim Loan Conversion Date” has the meaning set out in Section 2.4(c);

“Interim Loan Conversion Transactions” has the meaning set out in Section 2.4(c);

“Interim Loan Due Date” has the meaning set out in Section 2.4(a);

“Interim Period” means the period commencing on the date of this Agreement and ending on the JV Closing Date;

“International Securities Laws” has the meaning set out in paragraph (k)(i) of Schedule E;

“Investor Rights Agreement” means the investor rights agreement to be entered into between Asanko and GF Canco as of the Subscription Closing Date in substantially the form set out in Schedule B;

“Joint Venture Agreement” means the joint venture companies and shareholders’ agreement to be entered into not later than the JV Closing Date between GF Orogen, GF Netherlands, Asanko, AGB, Asanko Canada Finco, Mineco, Exploreco and JV Finco in such form as shall be finally agreed among the parties thereto;

“JV Closing” has the meaning set out in Section 3.2;

“JV Closing Date” has the meaning set out in Section 3.2;

“JV Closing Time” means the time of the JV Closing on the JV Closing Date;

“JV Companies” means, collectively, Mineco, Exploreco and JV Finco, and “JV Company” means any of them;

“JV Finco” has the meaning set out in Section 3.1(a);

“JV Finco Shares” means ordinary fully paid shares in the capital of JV Finco;

“JV Finco (Asanko) Subscription Shares” has the meaning set out in Section 3.1(b)(iii);

“JV Finco (GF) Subscription Shares” has the meaning set out in Section 3.1(b)(vii);

“JV Finco Redeemable Shares” means redeemable fully paid shares in the capital of JV Finco having a par value of US$1.00 per redeemable share and such other terms and conditions as shall be determined jointly by the Parties, acting reasonably;

“JV Transactions” has the meaning set out in Section 3.1(b);

“knowledge” means, (i) in respect of the Asanko Parties, the knowledge of any of Peter Breese, Fausto Di Trapani, Rob Slater, Joe Zvaipa or Frederick Attakumah after due inquiry and (ii) in respect of the GF Parties, the knowledge of any of Brett Mattison, Taryn Harmse or Alan Gibson after due inquiry; provided that each of the foregoing individuals will be deemed to have knowledge of a particular fact or matter if (A) that individual is actually aware of such fact or matter; or (ii) such fact or matter has been received or has come to the attention of that individual under circumstances in which a reasonable person would take cognizance of it;

“Leased Premises” means all premises which Asanko and/or any of the Asanko Subsidiaries occupies as a tenant;

“Lender” means EXP T2 Ltd., an affiliate of Red Kite Mine Finance Trust I;

“Losses” means, whether or not involving a Third Party Claim, any loss, liability, claim, diminution in value, fine, penalty, interest, assessment, reassessment, damages available at law or in equity, cost, fee or expense suffered or incurred, including the costs and expenses of any Proceeding relating thereto, any consultant’s or expert’s fees and expenses, the reasonable costs, fees and expenses of legal counsel and reasonable costs, fees and expenses of investigation, defense or settlement but, with respect to any claim that is not a Third Party Claim, excludes any claim for indirect, consequential or punitive damages;

“Manager” has the meaning ascribed thereto in the Joint Venture Agreement;

“Material Agreement” means the Offtake Agreement, the Mining Rights Acquisition Agreements and any and all other contracts, commitments, agreements (written or oral), instruments, leases or other documents, including license agreements, joint venture agreements, royalty agreements, equipment/supply agreements, sales agreements or any other similar type agreements, to which Asanko or the Asanko Subsidiaries are a party or to which their properties or assets are otherwise bound, and which is material to Asanko and the Asanko Subsidiaries on a consolidated basis;

“material change” and “material fact” have the respective meanings ascribed thereto in the BC Securities Act;

“Mineco GOG Shares” has the meaning set out in Section 3.1(b)(x);

“Mineco Intercompany Loans” has the meaning set out in Section 3.1(b)(iv); “Mineco Shareholder Loans” has the meaning set out in Section 3.1(b)(i); “Mineco Shares” means ordinary shares in the capital of Mineco; “Mineco Subscription Shares” has the meaning set out in Section 3.1(b)(x);

“Mining Rights” means all mining leases, prospecting licenses, reconnaissance licenses and other mining or mineral rights, all exploration, development, ingress, egress and access rights, and all other licences, Permits, consents, approvals and authorizations, in each case in respect of the Asanko Project;

“Mining Rights Acquisition Agreements” means, collectively: (i) the Option Agreement between Sky Gold Mines Limited and Keegan Resources (Ghana) Limited dated July 15, 2010; (ii) the Deed of Assignment - Miradani Mining Lease between AngloGold Ashanti (Ghana) Limited and Mineco dated August 16, 2016; (iii) the Goknet Settlement Agreement between Goknet Mining Company Limited, Switchback Mining Company Limited, Macquarie, Ennison, PMI Gold Corporation, Exploreco and Asanko dated August 15, 2014; and (iv) certain Deeds of Assignment between Midlands Minerals Corporation and Keegan Resources (Ghana) Limited in respect of the Besease, Mmoho and Kaniago licenses, true copies of all of which are included in the Asanko Diligence Information;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

“Notice” has the meaning set out in Section 9.3;

“NYSE American” means the NYSE American Stock Exchange;

“Offtake Agreement” means the Gold Sale and Purchase Agreement between Mineco, Exploreco and the Lender dated as of July 14, 2014, as amended on October 20, 2015;

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award, writ or other pronouncement of any Governmental Authority, arbitrator or arbitration tribunal having jurisdiction in the circumstances;

“Ordinary Course of Business” when used in relation to the taking of any action by any Asanko Party, means that such action:

(a)	is consistent in nature, scope and magnitude with the past practices of such Asanko Party, and is taken in the ordinary course of normal day-to-day business and operations of the business carried on by it;

(b)	is materially consistent with the 2018 Operational Plan; and

(c)	is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in the same line of business and same scale of business as such Asanko Party;

“Outside Date” means September 30, 2018;

“Party” means a party to this Agreement and “Parties” means the GF Parties and the Asanko Parties, collectively;

“Permit” means any licence, permit, convention, authorization, certificate, consent, order, grant, right, notification, privilege, classification, registration, agreement, approval, award, determination, decision, decree or other evidence of authority issued or granted to, or conferred upon, the applicable person by any Governmental Authority under Applicable Laws, including for certainty any required under Environmental Laws;

“Permitted Encumbrances” means, with respect to Asanko Parties:

(a)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property, surface rights or any mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation of the Asanko Project;

(b)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of an Asanko Party;

(c)	statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to the Asanko Project or served upon an Asanko Party pursuant to Applicable Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable that do not materially detract from the value of the Asanko Project or materially impair the operation of the Asanko Project;

(d)	Encumbrances that secure the obligations of any Asanko Party in connection with the Offtake Agreement;

(e)	the reservations, limitations and exceptions in any original grants from any Governmental Authority of any real property or mineral rights; and

(f)	the Encumbrances listed in the Asanko Disclosure Letter;

“person” includes any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government, Governmental Authority or any agency or political subdivision thereof;

“Prime Rate” means the per annum rate declared from time to time by the main branch in Toronto, Ontario of the Bank of Montreal as the rate of interest charged by it to its largest and most creditworthy commercial borrowers for demand Canadian dollar loans over C$200,000;

“Proceeding” means any action, cause of action, suit or proceeding, including appeals or applications for review, before or by any Governmental Authority, arbitrator or arbitration tribunal or any investigation or inquiry by any Governmental Authority;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed or furnished by or on behalf of Asanko prior to the JV Closing Time with the Securities Commissions or the SEC pursuant to the requirements of Applicable Securities Laws, including all documents filed or furnished on SEDAR and EDGAR;

“Red Kite Facility” means, collectively, the term loan facilities made available to

Mineco in the aggregate principal amount of US$150,000,000 plus aggregate capitalized interest of US$13,894,611, pursuant to the Senior Facilities Agreement (and for greater certainty, excluding any and all obligations of Mineco or any of its Affiliates in connection with the Offtake Agreement);

“Registration Rights Agreement” has the meaning set out in Section 5.2(d)(vi);

“Regulatory Approval” means any approval, consent, ruling, authorization, notice, sanction, order, exemption, permit, waiver, expiry of waiting period or acknowledgement that may be required from the Exchange or from any Governmental Authority pursuant to Applicable Law or under the terms of any Permit or the conditions of any Order or otherwise in connection with the transactions contemplated herein on the terms contemplated in this Agreement, or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement, including those Regulatory Approvals set out in Schedule C;

“Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by Asanko or the Asanko Subsidiaries;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the securities regulatory authorities in each of the provinces of Canada, except Québec;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Senior Facilities Agreement” means the senior facilities agreement (construction and operation) between Mineco, as borrower, the Lender, as lender, and Asanko, AGB and AIB dated as of October 20, 2015, as amended;

“Service Fee” means the Service Fee (as defined in the Joint Venture Agreement) payable on a monthly basis to the Manager by Mineco pursuant to the Joint Venture Agreement in consideration for acting as Manager thereunder;

“Stock Option Plan” means the Asanko Incentive Share Option Plan dated for reference September 27, 2011, as amended;

“Subscription Closing” has the meaning set out in Section 2.2;

“Subscription Closing Date” has the meaning set out in Section 2.2;

“Subscription Closing Time” means the time of the Subscription Closing on the

Subscription Closing Date;

“Subscription Price” has the meaning set out in Section 2.1;

“Subsidiary” means with respect to any person, any other person which is Controlled directly or indirectly by that person, and “Subsidiaries” means all such other persons;

“Taxes” means, with respect to any person, all supranational, national, federal, provincial, state, local or other taxes, duties, governmental fees, levies or other similar charges or assessments, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services taxes, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes;

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any Governmental Authority relating to Taxes;

“Technical Report” means the technical report entitled “Asanko Gold Mine Definitive Feasibility Study (Amended and Restated)” with an effective date of June 5, 2017, as amended and restated December 20, 2017, prepared by DRA Projects (Pty) Limited, as filed under Asanko’s profile on SEDAR;

“Third Party Claim” has the meaning set out in Section 7.5;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” has the meaning ascribed thereto in Rule 902 of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable federal securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws and the rules and regulations of the NYSE American.

1.2	Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.3	Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity hereof, or in respect of any legal relationship associated with it or derived from it, shall be finally resolved by binding arbitration by a single arbitrator pursuant to the International Commercial Arbitration Act (Ontario), and any Party may so refer such a dispute, controversy or claim to arbitration. If any Party wishes to have any matter under this Agreement arbitrated, then Asanko (on behalf of the Asanko Parties) or GF Netherlands (on behalf of the GF Parties), as the case may be, shall give notice to the other such Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to appoint as the single arbitrator. Within five (5) Business Days after receipt of such notice, the other Party shall give notice to the first Party advising whether it accepts the arbitrator proposed by the first Party. If such notice is not given by the other Party within such five (5) Business Day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five (5) Business Day period, the arbitrator shall be appointed, upon the application of any Party, by a judge of the Commercial List and, for such purpose, each of the Parties hereby irrevocably attorns to the jurisdiction of the Commercial List. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The decision of the arbitrator shall be final and binding on the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the arbitration award may be entered in any court having jurisdiction. The Parties covenant and agree that they will conduct all aspects of such arbitration having regard at all times to expediting the final determination of the arbitration. This Section 1.3 shall not preclude the Parties from seeking provisional remedies, interim and interlocutory relief from a court of competent jurisdiction.

1.4	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. The Parties will negotiate in good faith with a view to replacing, for purposes of the laws of any jurisdiction under which such provision is invalid, illegal or unenforceable, with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

1.5	Calculation of Time

If any time period set out in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.6	Mining Rights

Any reference in this Agreement to a Mining Right or mineral property means the right or property referred to and includes (i) any other right or property applied for, created or granted by way of conversion, reversion, replacement or substitution over a greater or lesser area from time to time, and any extension, addition, amendment or variation to that Mining Right or mineral property.

1.7	Headings

The headings to the Articles and Sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.8	Currency

Unless otherwise specified herein, all references to dollar amounts (including to “U.S. dollars” or “US$”) in this Agreement are to United States dollars. References in this Agreement to “C$” are to Canadian dollars.

1.9	Other Matters of Interpretation

In this Agreement:

(a)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(b)	words importing the singular include the plural and vice versa and words importing gender include all genders;

(c)	references to any “Article”, “Section”, “subsection” or “Schedule” are to articles, sections and subsections of, and schedules attached to, this Agreement, respectively;

(d)	headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;.

(e)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants”, “agrees” or “promises”;

(f)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its Control or otherwise;

(g)	the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular Article, Section, Schedule or portion hereof; and

(h)	references to any legislation or to any provision thereof shall include any amendment, modification or re-enactment thereof, any provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto.

1.10	Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	Mining Rights

Schedule B	Form of Investor Rights Agreement

Schedule C	Regulatory Approvals

Schedule D	Representations and Warranties of the GF Parties

Schedule E	Additional Representations and Warranties of GF Netherlands

Schedule F	Representations and Warranties of the Asanko Parties

ARTICLE 2

ASANKO SHARE SUBSCRIPTION

2.1	Purchase and Sale of Asanko Subscription Shares

On and subject to the terms and conditions of this Agreement, GF Canco hereby subscribes for and agrees to purchase from Asanko, and Asanko hereby accepts such subscription and agrees to issue and sell to GF Canco, 22,354,657 Asanko Shares, representing 9.9% of the issued and outstanding Asanko Shares immediately following the issuance and sale thereof (the “Asanko Subscription Shares”). The aggregate purchase price for the Asanko Subscription Shares (the “Subscription Price”) shall be equal to US$17,555,205, being the U.S. dollar equivalent, at the applicable rate of exchange quoted by Bloomberg and agreed between the Parties, of C$1.0121 per Asanko Subscription Share. The proceeds from the Asanko Share Subscription are to be used for Asanko’s general corporate purposes and are not restricted hereunder.

2.2	Closing of Asanko Share Subscription

The closing of the Asanko Share Subscription (the “Subscription Closing”) shall occur on April 4, 2018 or such other date as soon as practicable following the date hereof as may be agreed between Asanko and GF Canco (the “Subscription Closing Date”). The Subscription Closing shall take place at such time on the Subscription Closing Date as shall be agreed by Asanko and GF Canco at the offices in Toronto, Ontario of Fasken Martineau DuMoulin LLP, legal counsel to the GF Parties, or such other place as may be agreed by the Parties. At the Subscription Closing, GF Canco shall pay or cause to be paid the Subscription Price by wire transfer in immediately available funds in accordance with wire instructions to be provided to GF Canco by Asanko not less than two Business Days prior to the Subscription Closing Date. Upon payment of the Subscription Price and the satisfaction or waiver of all other conditions to the Subscription Closing set out in Section 6.1 herein, Asanko shall register, issue and deliver one or more certificates representing the Asanko Subscription Shares in accordance with the written directions of GF Canco to be provided to Asanko not less than two Business Days prior to the Subscription Closing Date.

2.3	Investor Rights Agreement

In connection with the Asanko Share Subscription, Asanko and GF Canco will enter into the Investor Rights Agreement effective as of the Subscription Closing Date.

2.4	Interim Loan

(a)	In the event that it is reasonably anticipated that the JV Closing Date will not occur by June 30, 2018 and this Agreement has not otherwise been terminated, then upon not less than five (5) Business Days’ notice given by Asanko in writing at any time after June 15, 2018, and provided that the Registration Rights Agreement shall have been entered into between Asanko and the GF Parties, GF Orogen will not later than June 29, 2018 advance a loan (the “Interim Loan”) to JV Finco in an amount up to US$20,000,000 as set out in Asanko’s written notice. The Interim Loan will be guaranteed by Asanko and will bear interest at a rate of 5.5% per annum. The due date of the Interim Loan (the “Interim Loan Due Date”) will be the earlier of (i) the JV Closing Date, (ii) the date that is thirty (30) days after written demand for repayment is made by GF Orogen, which demand may be made at any time after six (6) months following the date of the advance of the Interim Loan to JV Finco. All or any portion of the Interim Loan may be prepaid by JV Finco, together with accrued interest on any such portion, at any time without penalty.

(b)	If any portion of the Interim Loan remains outstanding on the JV Closing Date, then the JV Transactions will be adjusted by replacing the step contemplated in Section 3.1(b)(v) with the following steps:

(i)	GF Orogen will subscribe for such number of JV Finco Redeemable Shares as have an aggregate par value equal to US$164,939,999 less the amount of the outstanding principal and interest on the Interim Loan as of the JV Closing Date for an aggregate cash subscription price equal to such aggregate par value;

(ii)	JV Finco will utilize a portion of the subscription proceeds for such JV Finco Redeemable Shares to repay to GF Orogen the full amount of principal and interest on the Interim Loan; and

(iii)	GF Orogen will utilize the amount repaid on the Interim Loan to subscribe for such number of additional JV Finco Redeemable Shares as will result in GF Orogen holding in aggregate 164,939,999 JV Finco Redeemable Shares, for an aggregate cash subscription price equal to their aggregate par value.

(c)	In the event that the JV Closing Date has not occurred and demand for repayment is made, the Parties will complete the following transactions on the Interim Loan Due Date (collectively, the “Interim Loan Conversion Transactions”), which will occur and be deemed to occur consecutively in the following sequence, effective as at five minute intervals commencing at noon (Toronto time) on such due date (the “Interim Loan Conversion Date”) or such other time as the Parties may agree, provided that none of the Interim Loan Conversion Transactions will occur or be deemed to occur unless all of such transactions occur at such time:

(i)	Asanko will issue to GF Orogen a non-interest-bearing promissory note (the “Asanko Replacement Note”) having a principal amount equal to the outstanding principal and interest on the Interim Loan as of the Interim Loan Conversion Date, in consideration of the cancellation of the Interim Loan. Pursuant to the terms of the Interim Loan, GF Canco will be granted the right to subscribe for up to such number of Asanko Shares (the “Asanko Conversion Shares”) at the Subscription Price as have an aggregate Subscription Price equal to the principal amount of the Asanko Replacement Note, provided that the number of Asanko Conversion Shares thereby subscribed for by GF Canco may not exceed such number of Asanko Shares as would cause GF Canco, together with all other Affiliates of Gold Fields, to hold 19.9% of the issued and outstanding Asanko Shares (the “Asanko Share Ownership Constraint”);

(ii)	GF Orogen will assign and transfer to GF Netherlands all right, title and interest in the Asanko Replacement Note in consideration of an interest-bearing promissory note;

(iii)	GF Netherlands will assign and transfer to GF Canco all right, title and interest in the Asanko Replacement Note in consideration of the issuance of shares of GF Canco;

(iv)	GF Canco will exercise the subscription right in respect of the Asanko Conversion Shares and Asanko will issue the Asanko Conversion Shares to GF Canco in settlement of the outstanding amount of the Asanko Replacement Note, provided that to the extent that Asanko is prohibited by the Asanko Share Ownership Constraint from issuing Asanko Conversion Shares in settlement of any portion of the Asanko Replacement Note, Asanko shall repay such portion of the Asanko Replacement Note in cash.

The provisions of Sections 2.4(c) will survive the termination of this Agreement.

ARTICLE 3

THE JV TRANSACTIONS

3.1	JV Transaction Implementation Steps

On and subject to the terms and conditions of this Agreement, the Parties hereby mutually agree to complete the transactions set out in this Section 3.1 at the times set out below:

(a)	Prior to the Closing Date, Asanko will cause to be incorporated, as a direct wholly-owned Subsidiary of Asanko, a new private company limited by shares pursuant to the Isle of Man Companies Act 2006 (“JV Finco”), whose memorandum and articles of association, authorized share capital (which shall include JV Finco Shares and JV Finco Redeemable Shares), directors, officers and other attributes must be acceptable to the GF Parties, acting reasonably. Immediately following its incorporation and at all times prior to the JV Closing Time, JV Finco will have one issued and outstanding JV Finco Share, with a nominal value of US$1.00, that will be owned by Asanko, it will conduct no business of any kind whatsoever, and it will have no assets other than cash and no liabilities of any kind whatsoever.

(b)	At the JV Closing Time, the Parties will complete the following transactions (collectively, the “JV Transactions”), which will occur and be deemed to occur consecutively in the following sequence, effective as at five minute intervals commencing at the JV Closing Time, provided that none of the JV Transactions will occur or be deemed to occur unless all of such transactions occur at such time:

(i)	Exploreco will assign and transfer to Asanko Canada Finco all right, title and interest in certain non-interest-bearing shareholder loans and payables owing by Mineco (collectively, the “Mineco Shareholder Loans”, being in the aggregate estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement) in partial settlement of an existing non-interest-bearing shareholder loan owing by Exploreco to Asanko Canada Finco in the estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement (the “Exploreco Shareholder Loan”);

(ii)	Asanko Canada Finco will assign and transfer to Asanko, in consideration of an interest-bearing promissory note (with the interest rate to be determined by Asanko Canada Finco) in an amount equal to the aggregate amount of the Mineco Shareholder Loans and the remaining balance of the Exploreco Shareholder Loan (estimated at [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement) at the time of such assignment and transfer, all right, title and interest in (A) the Mineco Shareholder Loans and (B) the remaining balance of the Exploreco Shareholder Loan;

(iii)	Asanko will subscribe for 9,999 JV Finco Shares (the “JV Finco (Asanko) Subscription Shares”) in consideration of the assignment and transfer to JV Finco of all right, title and interest in:

(A)	such amount of the Mineco Intercompany Loans as is not to be transferred to JV Finco pursuant to Section 3.1(b)(iv) (estimated at [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement);

(B)	the remaining balance of the Exploreco Shareholder Loan; and

(C)	an existing non-interest-bearing intercompany loan owing by Exploreco to Asanko in the estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement (the “Exploreco Intercompany Loan”);

being an aggregate estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement;

(iv)	Asanko will subscribe for 204,939,999 JV Finco Redeemable Shares at par value in consideration of the assignment and transfer to JV Finco of (i) all right, title and interest in the Mineco Shareholder Loans, and (ii) all right, title and interest in such amount of certain non-interest-bearing intercompany loans receivable from Mineco (collectively, the “Mineco Intercompany Loans”, being in the aggregate estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement) as equals US$204,939,999 less the aggregate amount of the Mineco Shareholder Loans at the time of such assignment and transfer (such difference being in the estimated amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as of the date of this Agreement);

(v)	Subject to Section 2.4(b) in the event that the Interim Loan is advanced prior to, and remains outstanding on, the JV Closing Date, GF Orogen will subscribe for 164,939,999 JV Finco Redeemable Shares at par value for an aggregate cash subscription price of US$164,939,999;

(vi)	Asanko and GF Orogen will cause JV Finco to advance a loan to Mineco in the amount of the subscription price for the JV Finco Redeemable Shares subscribed for by GF Orogen pursuant to Section 3.1(b)(v) in consideration of the issuance by Mineco to JV Finco of a non-interest-bearing promissory note;

(vii)	GF Orogen will subscribe for 10,000 JV Finco Shares (the “JV Finco (GF) Subscription Shares”) for an aggregate cash subscription price of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], such that upon the due issuance of the JV Finco (GF) Subscription Shares, each of GF Orogen and Asanko will respectively own 50% of the issued and outstanding JV Finco Shares;

(viii)	Asanko and GF Orogen will cause JV Finco to advance a loan in the amount of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] (being the amount received from GF Orogen in consideration of the issuance of the JV Finco (GF) Subscription Shares) to Mineco in consideration of the issuance by Mineco to JV Finco of a non-interest-bearing promissory note;

(ix)	Mineco will prepay all outstanding amounts owing under the Red Kite Facility in accordance with the Senior Facilities Agreement, and the Red Kite Facility will be cancelled;

(x)	GF Netherlands will subscribe for 450,000,000 Mineco Shares (the “Mineco Subscription Shares”) for an aggregate cash subscription price of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], and an additional 50,000,000 Mineco Shares (the “Mineco GOG Shares”) will be issued to the Government of Ghana for nominal consideration, such that upon the due issuance of all such Mineco Shares, each of GF Netherlands and AGB will respectively own 45% of the issued and outstanding Mineco Shares and the Government of Ghana will own 10% of the issued and outstanding Mineco Shares; and

(xi)	GF Netherlands will subscribe for 10,000 Exploreco Shares (the “Exploreco Subscription Shares”) for an aggregate cash subscription price of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], such that upon the due issuance of the Exploreco Subscription Shares, each of GF Netherlands and Asanko Canada Finco will respectively own 50% of the issued and outstanding Exploreco Shares.

(c)	In connection with and as soon as practicable following the JV Closing, the Parties will use their commercially reasonable efforts to cause all Encumbrances on the Asanko Project, the properties and assets of Asanko and the Asanko Subsidiaries, and any securities of any of the Asanko Subsidiaries in favour of the Lender securing the obligations of the Asanko Parties or any JV Company under or in connection with the Red Kite Facility to be released in accordance with the terms of the security documents by which such Encumbrances were granted by Asanko or any of the Asanko Subsidiaries.

3.2	Closing of JV Transactions

The closing of the JV Transactions (the “JV Closing”) shall occur on the second (2nd) Business Day following the date on which the last of the Regulatory Approvals set out in Schedule C shall have been obtained, or such later date as the Parties may agree in writing (the “JV Closing Date”). The JV Closing shall take place at such time on the JV Closing Date as shall be agreed by the Parties at the offices in Toronto, Ontario of Fasken Martineau DuMoulin LLP, legal counsel to the GF Parties, or such other place as may be agreed by the Parties. At the JV Closing, GF Orogen will pay the subscription price for the JV Finco (GF) Subscription Shares and the JV Finco Redeemable Shares subscribed for it pursuant to Section 3.1(b)(v), and GF Netherlands will pay the subscription price for the Mineco Subscription Shares and the Exploreco Subscription Shares, in each case by wire transfer in immediately available funds in accordance with wire instructions to be provided to the GF Parties by Asanko not less than two Business Days prior to the JV Closing Date. Upon payment of such amounts and the satisfaction of all other conditions to the JV Closing set out herein, each of Mineco, Exploreco and JV Finco shall register, issue and deliver certificates or other instruments representing such loan or shares in accordance with the written directions of the GF Parties to be provided to them not less than two Business Days prior to the JV Closing Date.

3.3	GF Orogen Deferred Subscription for JV Finco Redeemable Shares

Upon the earlier of (i) the tenth (10th) Business Day following the commencement of resettlement at the village of Tetrem (where such commencement shall be deemed to have occurred upon the arrival of the relevant contractors at the village site) following approval of the formal resettlement action plan by the Management Committee (as such term shall be defined in the Joint Venture Agreement), and (ii) December 31, 2019, the Parties will complete the following transactions:

(a)	GF Orogen will subscribe for an additional 20,000,000 JV Finco Redeemable Shares at par value for an aggregate cash subscription price of US$20,000,000; and

(b)	immediately following such subscription, Asanko and GF Orogen will cause JV Finco to redeem 20,000,000 of the JV Finco Redeemable Shares held by Asanko at par value by a cash payment to Asanko of US$20,000,000.

3.4	Consideration of Alternative Structures

During the Interim Period, if either GF Netherlands or Asanko determines that the making of one or more changes or variations to any of the steps comprising the JV Transactions, or the addition of one or more steps which are not inconsistent with the JV Transactions, is necessary or desirable for corporate, Tax, regulatory or other reasons, would not result in any material delay in the JV Closing, and would have consequences for the other Party and its Affiliates that are no less favourable than those contemplated by this Agreement, such Party may propose such changes to such other Party, and such other Party will give due consideration to accommodating such proposed changes on such terms and conditions as the Parties may agree, each acting reasonably.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the GF Parties

Each of the GF Parties hereby jointly and severally makes the representations and warranties set forth in Schedule D, and acknowledges that the Asanko Parties are relying upon such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby.

4.2	Additional Representations, Warranties and Acknowledgements of GF Netherlands

GF Netherlands hereby makes the representations, warranties and acknowledgements set forth in Schedule E, and acknowledges that Asanko is relying upon such representations, warranties and acknowledgements in entering into this Agreement and completing the Asanko Share Subscription.

4.3	Representations and Warranties of the Asanko Parties

Each of the Asanko Parties hereby jointly and severally makes the representations and warranties set forth in Schedule F, and acknowledges that the GF Parties are relying upon such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby.

4.4	Acknowledgement With Respect to Representations and Warranties

The Parties hereby acknowledge that any investigations made by or on behalf of any Party will not affect or mitigate the respective representations, warranties and acknowledgements of any other Party set out herein.

ARTICLE 5

COVENANTS

5.1	Covenants of the Asanko Parties Regarding the Conduct of Business

During the Interim Period:

(a)	Asanko covenants to use its commercially reasonable efforts to (i) maintain Asanko’s status as a “reporting issuer” (or the equivalent), not in default of any of the requirements of Canadian Securities Laws, in each of the provinces of Canada in which it currently has such status, (ii) comply in all material respects with all applicable reporting requirements under the U.S. Exchange Act; and (iii) maintain the listing of the Asanko Shares on the Exchanges; and

(b)	except as contemplated by this Agreement, each of the Asanko Parties covenants that it shall not, nor shall it permit any Asanko Subsidiary (other than Asanko Gold Exploration (Ghana) Ltd. or Asanko Gold South Africa (PTY) Ltd.) to, without the prior written consent of GF Netherlands, such consent not to be unreasonably withheld:

(i)	from the date of this Agreement to the Subscription Closing Date only with respect to each of the Asanko Parties, and during the Interim Period only with respect to Mineco and Exploreco, (A) amend its notice of articles, articles, memorandum and articles of association, bylaws, or other comparable organizational documents; (B) split, combine or reclassify any shares in its capital, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of its shares owned by any person; (C) issue, grant, deliver, sell or pledge, or agree (or cause or permit Asanko or any Asanko Subsidiary) to issue, grant, deliver, sell or pledge, any of its securities; (D) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities; or (E) amend the terms of any of its outstanding securities (provided that with respect to Asanko, this Section 5.1(b)(i) shall apply only from the date of this Agreement to the Subscription Closing Date);

(ii)

(A) undertake, solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Asanko or any of the Asanko Subsidiaries, waiving any provisions of any shareholder rights plan, agreeing to or announcing any abridgement or shortening of the minimum deposit period otherwise required under Applicable Securities Laws in connection with any take-over bid, or entering into any form of agreement, arrangement or understanding with respect to) any merger, amalgamation, take-over bid, statutory plan of arrangement, business combination, reverse take-over, reorganization, recapitalization, sale, lease or other disposal of all or substantially all assets, property or undertaking, or any other transaction (other than the issuance by Asanko of (x) unsecured indebtedness or (y) Asanko Shares and/or securities exchangeable, convertible or exercisable into Asanko Shares (“Asanko Equity Securities”) provided that such issuance of Asanko Equity Securities does not result in (I) any person or group of persons acting jointly in concert which immediately prior to such issuance did not collectively beneficially own more than 10% of the issued and outstanding Asanko Shares acquiring collectively beneficial ownership of more than 10% of the issued and outstanding Asanko Shares, or (II) any person or group of persons acting jointly in concert which immediately prior to such issuance collectively beneficially owned more than 10% of the issued and outstanding Asanko Shares acquiring collectively beneficial ownership of an additional 2% or more of the issued and outstanding Asanko Shares (any such issuance of unsecured debt or Asanko Shares being referred to herein as an “Excluded Transaction”)) that would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Encumbrance on, the securities or assets of such Asanko Party (an “Alternative Transaction”), or any inquiry, proposal, expression of interest or offer that could reasonably be expected to lead, directly or indirectly, to the completion of an Alternative Transaction; or (B) participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer made in connection with, or in contemplation of, an Alternative Transaction, or otherwise cooperate with or assist any effort or attempt by any person to propose, agree upon, take any steps in furtherance of or complete an Alternative Transaction (provided that nothing in this Section 5.1(b)(ii) shall be construed so as to prevent Asanko from responding, in such manner as is required by Applicable Securities Laws in a directors’ circular prepared in accordance with such Applicable Securities Laws, to an unsolicited take-over bid made by any person for all or any of the Asanko Shares);

(iii)	adopt any resolutions or enter into any agreement providing for the consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(iv)	sell, lease, option, pledge, dispose of or Encumber any material assets (including the Mining Rights);

(v)	with respect to each of the JV Companies only, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment in any such entity either by purchase of shares or securities, contributions of capital or property transfer;

(vi)	with respect to each of the JV Companies only, acquire or agree to acquire any material assets;

(vii)	with respect to each of the JV Companies only, incur any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities, or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person, or make any loans or advances to any other person;

(viii)	take any action that would result in any amendment, modification, change of any term (including the identity of the Lender thereunder) of, or accelerated payment under, the Red Kite Facility or that would constitute an event of default thereunder;

(ix)	with respect to each of the JV Companies only, enter into, amend or terminate any hedges, swaps, sale agreements (including the Offtake Agreement) or other similar financial instruments or transactions;

(x)	with respect to each of the JV Companies only, commence any litigation or arbitration, or satisfy or settle any claims or disputes other than in the Ordinary Course of Business or as necessary to protect the property or rights of any rights or property of the JV Companies;

(xi)	amend any accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS;

(xii)	reduce its stated capital;

(xiii)	except as contemplated herein, waive, release, relinquish, grant or transfer any material rights of value or modify or change in any material respect any existing material Permit, lease, Contract, right to Project Real Property or other material right or document;

(xiv)	enter into any voting trust or other similar arrangement in respect of the Asanko Shares or any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering of the Asanko Shares;

(xv)	with respect to each of the JV Companies only, make, revoke or change any Tax election, allocation or designation not required by Applicable Law, settle or compromise any Tax liability, file any Tax Return other than in accordance with past practice and without having provided GF Netherlands a copy thereof (together with supporting papers) at least fifteen (15) Business Days prior to the due date thereof for GF Netherlands to review and approve (such approval not to be unreasonably withheld), amend any Tax Return, enter into any closing or other Tax agreement with a Governmental Authority, surrender any claim for a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim, assessment, reassessment or payment or authorize, agree, resolve or consent to any of the foregoing; or

(xvi)	authorize or propose any of the foregoing, or enter into or modify any agreement, commitment or arrangement with respect to any of the foregoing;

(c)	each of the Asanko Parties covenants to, and to cause each of the Asanko Subsidiaries which are not Parties to, immediately upon the execution of this Agreement and for the duration of the Interim Period, (A) terminate and cease any discussions or negotiations with any person (other than the GF Parties) with respect to any proposal relating to, or which may reasonably be expected to lead directly or indirectly to, an Alternative Transaction (other than an Excluded Transaction), and (B) discontinue and not allow access to any of Asanko’s or the Asanko Subsidiaries’ confidential information to any third party (other than in connection with an Excluded Transaction). During the Interim Period, each of the Asanko Parties covenants that it shall not, nor shall it permit any Asanko Subsidiary to (x) release any third party from any confidentiality obligations contained in any agreement relating to a potential Alternative Transaction (other than an Excluded Transaction) to which such third party is a party, or (y) waive any provision of, or release or terminate, any non-solicitation, standstill or purpose or use agreement or provision or similar agreements, provisions or restrictions contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of GF Netherlands (which may be withheld or delayed in GF Netherlands’ sole and absolute discretion). During the Interim Period, each of the Asanko Parties covenants that it shall not, nor shall it permit any Asanko Subsidiary to, amend, modify or waive any such confidentiality, non-disclosure, standstill or other agreement or provision and undertakes to enforce, or cause the Asanko Subsidiaries, as applicable, to enforce, such agreements and provisions;

(d)	except as expressly contemplated by this Agreement, each of the Asanko Parties covenants to, and to cause each of the Asanko Subsidiaries which are not Parties to, (x) conduct its business only in the Ordinary Course of Business, and (y) use its respective commercially reasonable efforts to ensure that the Asanko Project is operated substantially in accordance with the 2018 Operational Plan, including that:

(i)	[REDACTED; COMMERCIALLY-SENSITIVE INFORMATION];

(ii)	all trade and other creditors will be paid on time and on customary commercial terms in the Ordinary Course of Business;

(iii)	cash receipts from the Lender will be handled in a manner consistent with the Ordinary Course of Business, and cash reserves will be maintained by Mineco and not distributed to any Asanko Party or otherwise other than in the Ordinary Course of Business; and

(iv)	any pre-payments customarily made in the Ordinary Course of Business will continue to be made, including to any contracting mining entities operating the Asanko Project;

(e)	the Asanko Parties covenant to prepare and deliver to the GF Parties during the Interim Period, promptly following the end of each successive monthly period commencing on April 30, 2018, a written report containing such reconciliation of actual operations at the Asanko Project during such monthly period against the 2018 Operational Plan as the GF Parties may reasonably request; and

(f)	[REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] shall, and shall cause each of the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] to, pay [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] upon it and upon its [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] or any part thereof, as and when such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] become due and payable [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

5.2	General Covenants of the Asanko Parties

Each of the Asanko Parties shall:

(a)	use its commercially reasonable efforts to comply, and cause each of its Affiliates which is not a Party to comply, promptly with all requirements which Applicable Laws may impose on the Asanko Group with respect to the matters contemplated by this Agreement;

(b)	take, and cause each of its Affiliates which is not a Party to take, all actions necessary to enable the Asanko Parties to comply with and fully perform their respective obligations under this Agreement;

(c)	notify GF Netherlands in writing promptly following the date on which any Asanko Party becomes aware of (i) any facts that would render any representation or warranty of the Asanko Parties set out in this Agreement, if made on or as of such date, the Subscription Closing Date or the JV Closing Date, untrue or inaccurate in any material respect, (ii) any breach by any Asanko Party of any covenant contained in this Agreement, or (iii) the occurrence of an Asanko MAE;

(d)	use its commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to the Subscription Closing and the JV Closing set out in Article 6 to the extent that the same are, in whole or in part, within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all Consents and Regulatory Approvals that are required to be obtained by it or any of its Affiliates under any Applicable Laws or from any Governmental Authority or third party that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or result in an Asanko MAE;

(ii)	defend all lawsuits and other Proceedings to which it or any of its Affiliates is a party, and oppose, lift or rescind any Order, in each case challenging or otherwise adversely affecting this Agreement, the transactions contemplated by this Agreement or the ability of the Parties to consummate the transactions contemplated hereby;

(iii)	not take any action which would have the effect of causing any of its representations or warranties set out in this Agreement to be untrue or inaccurate in any material respect as of the Subscription Closing Date or the JV Closing Date;

(iv)	cooperate with the GF Parties in connection with the performance by the GF Parties of their respective obligations hereunder, provided, however, that the foregoing shall not be construed to obligate any Asanko Party to pay or cause to be paid any monies to cause such performance to occur; and

(v)	provide such reasonable assistance to the GF Parties and their representatives as may be reasonably necessary or advisable in connection with the satisfaction of the GF Parties’ respective legal, regulatory or reporting obligations, including under Section 13(d) of the U.S. Exchange Act;

and Asanko further agrees that:

(vi)	following the Subscription Closing Date, it shall negotiate in good faith with a view to agreeing as soon as practicable with the GF Parties a registration rights agreement for the benefit of the GF Parties, which shall include customary terms and conditions for such agreements and shall include such demand rights, incidental or piggyback rights and shelf registration rights as may be required in order to permit the relevant GF Parties to freely resell the Asanko Shares in the United States and, to the extent applicable, Canada (the “Registration Rights Agreement”); and

(vii)	for so long as and to the extent that any of the Subscription Shares are “restricted securities” (within the meaning of Rule 144(a)(3) under the U.S. Securities Act) during any period in which it is neither subject to Section 13 or 15(d) of the U.S. Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, it will provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

5.3	Covenants of the GF Parties

Each of the GF Parties shall:

(a)	use its commercially reasonable efforts to comply, and cause each of its Affiliates which is not a Party to comply, promptly with all requirements which Applicable Laws may impose on the Gold Fields Parties or their Affiliates with respect to the matters contemplated by this Agreement;

(b)	take, and cause each of its Affiliates which is not a Party to take, all actions necessary to enable the GF Parties to comply with and fully perform their respective obligations under this Agreement;

(c)	notify Asanko in writing promptly following the date on which any GF Party becomes aware of (i) any facts that would render any representation or warranty of the GF Parties set out in this Agreement, if made on or as of such date, the Subscription Closing Date or the JV Closing Date, untrue or inaccurate in any material respect, or (ii) any breach by any GF Party of any covenant contained in this Agreement;

(d)	use its commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to the Subscription Closing and the JV Closing set out in Article 6 to the extent that the same are, in whole or in part, within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all Consents and Regulatory Approvals that are required to be obtained by it or any of its Affiliates under any Applicable Laws or from any Governmental Authority or third party that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement;

(ii)	defend all lawsuits and other Proceedings to which it or any of its Affiliates is a party, and oppose, lift or rescind any Order, in each case challenging or otherwise adversely affecting this Agreement, the transactions contemplated by this Agreement or the ability of the Parties to consummate the transactions contemplated hereby;

(iii)	not take any action which would have the effect of causing any of its representations or warranties set out in this Agreement to be untrue or inaccurate in any material respect as of the Subscription Closing Date or the JV Closing Date; and

(iv)	cooperate with the Asanko Parties in connection with the performance by the Asanko Parties of their respective obligations hereunder, provided, however, that the foregoing shall not be construed to obligate any GF Party to pay or cause to be paid any monies to cause such performance to occur.

5.4	Continuing Access to Information

Asanko shall, in order to facilitate the GF Parties’ monitoring of Asanko Parties compliance with their respective obligations under this Agreement, including the progress of operations at the Asanko Project compared to the 2018 Operational Plan, and verification of the truth and accuracy of the Asanko Parties’ representations and warranties, during the Interim Period:

(a)	make the Books and Records available for examination by the GF Parties and their Affiliates, on a reasonable basis during normal business hours and upon reasonable notice;

(b)	provide the GF Parties and their Affiliates with reasonable access during normal business hours and upon reasonable notice to the Asanko Project and Asanko’s and its Subsidiaries’ businesses, properties, assets and such other data as the GF Parties may reasonably request; and

(c)	make available to the GF Parties and their Affiliates, on a reasonable basis during normal business hours and upon reasonable notice, such personnel of the Asanko Parties and their Affiliates with knowledge of the Asanko Project to answer questions concerning the Books and Records and the businesses, properties, assets and liabilities of Asanko and its Affiliates.

5.5	No Substantial Equity Transaction

From the date of this Agreement until the Subscription Closing Time, Asanko covenants that it shall not complete, or enter into any agreement, commitment or arrangement in respect of, or make any public announcement regarding, any equity financing, business combination transaction or other transaction involving the issuance of Asanko Shares or other securities of Asanko, other than pursuant to the exercise of currently outstanding options, warrants, convertible securities or other rights to acquire Asanko Shares or the issuance of Asanko Shares to its directors, management, and employees in accordance with the Stock Option Plan.

5.6	Responsibility for Certain Taxes and Other Amounts

The [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] shall be responsible for and shall pay when due (i) any excise Taxes, stamp duties and similar Taxes, and (ii) any notification, registration or similar fees payable to any Governmental Authority, in each case which are or become payable in connection with the issuance and sale to GF Netherlands of the Mineco Subscription Shares and Exploreco Subscription Shares, the issuance and sale to GF Orogen of the JV Finco (GF) Subscription Shares and the JV Finco Redeemable Shares subscribed for by it pursuant to Section 3.1(b)(v). Taxes payable under the Ghanaian Income Tax Act 2015 (including sections 62 or 83 thereof) in connection with the JV Transactions, if any, will be borne [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

ARTICLE 6

CLOSING CONDITIONS

6.1	Conditions Precedent to the Subscription Closing in Favour of the GF Parties

The GF Parties’ obligation to complete the Asanko Share Subscription on the Subscription Closing Date shall be subject to the following conditions, which conditions are for the exclusive benefit of the GF Parties and may be waived, in whole or in part, by GF Netherlands, on behalf of the GF Parties, in its sole discretion:

(a)	(i) each of the representations and warranties of the Asanko Parties contained in this Agreement shall be true and correct as and when made, and true and correct in all material respects as of the Subscription Closing Time as though such representations and warranties were made at and as of the Subscription Closing Time, (ii) each of the Asanko Parties shall have performed or complied in all material respects with all covenants, agreements and conditions of this Agreement to be performed or complied with by it at or prior to the Subscription Closing Time, (iii) since the date of this Agreement, no Asanko MAE shall have occurred, and (iv) Asanko shall have delivered to the GF Parties a certificate signed by a senior officer of Asanko, on behalf of Asanko and without personal liability, to such effect;

(b)	Asanko shall have received the conditional approval of the TSX and acceptance of a listing notice from NYSE American in connection with the Asanko Share Subscription and the potential issuance of the Asanko Conversion Shares, which approval shall not be conditional on the obtaining of the approval of the shareholders of Asanko for either transaction;

(c)	there shall be no outstanding Applicable Law or Order, and no Proceeding shall have been commenced or threatened, which (i) has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the Asanko Share Subscription or any other transaction contemplated hereby, or (ii) results or could reasonably be expected to result in an Asanko MAE; and

(d)	Asanko shall have delivered or caused to be delivered to the GF Parties on the Subscription Closing Date:

(i)	a share certificate representing the Asanko Subscription Shares, registered as directed by GF Canco;

(ii)	the Investor Rights Agreement duly executed by Asanko;

(iii)	a certified copy of the resolutions duly adopted by the board of directors of Asanko approving and authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the issuance of the Asanko Subscription Shares; and

(iv)	a legal opinion from Canadian counsel to Asanko in form and substance satisfactory to GF Canco, acting reasonably, with respect to, among other things, (A) customary corporate matters relating to Asanko, (B) the due authorization, execution and delivery by, and the enforceability against Asanko of, each of this Agreement and the Investor Rights Agreement, and (C) securities law matters relating to the Asanko Subscription Shares.

6.2	Conditions Precedent to the Subscription Closing in Favour of the Asanko Parties

Asanko’s obligation to complete the Asanko Share Subscription on the Subscription Closing Date shall be subject to the following conditions, which conditions are for the exclusive benefit of the Asanko Parties and may be waived, in whole or in part, by Asanko, on behalf of the Asanko Parties, in its sole discretion:

(a)	(i) each of the representations and warranties of the GF Parties contained in this Agreement shall be true and correct as and when made, and true and correct in all material respects as of the Subscription Closing Time as though such representations and warranties were made at and as of the Subscription Closing Time, (ii) each of the GF Parties shall have performed or complied in all material respects with all covenants, agreements and conditions of this Agreement to be performed or complied with by it at or prior to the Subscription Closing Time, and (iii) GF Netherlands shall have delivered to Asanko a certificate signed by a director or senior officer of GF Netherlands, on behalf of GF Netherlands and without personal liability, to such effect;

(b)	Asanko shall have received the conditional approval of the TSX and acceptance of a listing notice from NYSE American in connection with the Asanko Share Subscription and the potential issuance of the Asanko Conversion Shares;

(c)	there shall be no outstanding Applicable Law or Order, and no Proceeding shall have been commenced or threatened, which has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the Asanko Share Subscription or any other transaction contemplated hereby; and

(d)	GF Canco shall have delivered or caused to be delivered to Asanko on the Subscription Closing Date:

(i)	payment of the Subscription Price for the Asanko Subscription Shares by wire transfer in immediately available funds as directed by Asanko;

(ii)	the Investor Rights Agreement duly executed by GF Canco; and

(iii)	certified copies of the resolutions duly adopted by the respective boards of directors of the GF Parties approving and authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

6.3	Mutual Conditions Precedent to the JV Closing

The Parties’ obligations to complete the JV Transactions shall be subject to the following conditions, which conditions are for the benefit of all of the Parties and may only be waived, in whole or in part, by both GF Netherlands, on behalf of the GF Parties, and Asanko, on behalf of the Asanko Parties, in each case in its sole discretion:

(a)	this Agreement shall have not been terminated pursuant to Article 8;

(b)	the Asanko Share Subscription shall have been completed; and

(c)	all required Consents and Regulatory Approvals to the transactions contemplated herein shall have been received on terms satisfactory to the Parties, each acting reasonably.

6.4	Conditions Precedent to the JV Closing in Favor of the GF Parties

The GF Parties’ obligation to complete the JV Transactions on the JV Closing Date shall be subject to the following conditions, which conditions are for the exclusive benefit of the GF Parties and may be waived, in whole or in part, by GF Netherlands, on behalf of the GF Parties, in its sole discretion:

(a)	(i) each of the representations and warranties of the Asanko Parties contained in this Agreement shall be true and correct as and when made, and true and correct in all material respects as of the JV Closing Time as though such representations and warranties were made at and as of the JV Closing Time, (ii) each of the Asanko Parties shall have performed or complied in all material respects with all covenants, agreements and conditions of this Agreement to be performed or complied with by it at or prior to the JV Closing Time, (iii) since the date of this Agreement, no Asanko MAE shall have occurred, and (iv) Asanko shall have delivered to the GF Parties a certificate signed by a senior officer of Asanko, on behalf of Asanko and without personal liability, to such effect;

(b)	there shall be no outstanding Applicable Law or Order, and no Proceeding shall have been commenced or threatened, which (i) has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the JV Transactions or any other transaction contemplated hereby, or (ii) results or could reasonably be expected to result in an Asanko MAE;

(c)	each of Mineco and Exploreco shall have taken all necessary corporate action (including, if required, by increasing its authorized capital) to authorize the issuance of the Mineco Subscription Shares and the Exploreco Subscription Shares, as applicable, to GF Netherlands, and (ii) such number of directors of each of Mineco and Exploreco shall have resigned, or the maximum number of directors comprising each of the Mineco and Exploreco boards of directors shall have been increased by all necessary corporate action, or both, to enable the required number of nominees of GF Netherlands to be appointed or elected to each such board of directors in accordance with the Joint Venture Agreement;

(d)	the Asanko Parties shall have delivered or caused to be delivered to the GF Parties on the JV Closing Date (or in the case of Section 6.4(d)(iv), on such earlier date as may be agreed between the Parties):

(i)	a share certificate representing the JV Finco (GF) Subscription Shares, registered as directed by GF Orogen, together with evidence satisfactory to GF Orogen, acting reasonably, that it or its nominee(s) have been entered into the register of JV Finco as the holder of the JV Finco (GF) Subscription Shares;

(ii)	a share certificate representing the Mineco Subscription Shares, registered as directed by GF Netherlands, together with evidence satisfactory to GF Netherlands, acting reasonably, that it or its nominee(s) have been entered into the register of Mineco as the holder of the Mineco Subscription Shares;

(iii)	a share certificate representing the Exploreco Subscription Shares , registered as directed by GF Netherlands, together with evidence satisfactory to GF Netherlands, acting reasonably, that it or its nominee(s) have been entered into the register of Exploreco as the holder of the Exploreco Subscription Shares;

(iv)	the Joint Venture Agreement duly executed by each of Asanko, AGB, Asanko Canada Finco, Mineco, Exploreco and JV Finco;

(v)	a certificate signed by a senior officer of each Asanko Party, AGB and JV Finco, in each case on behalf of such entity and without personal liability, as to (A) certified copies of the constating documents of such entity; (B) certified copies of any resolutions duly adopted by the board of directors of such entity (and not otherwise previously provided as of the Subscription Closing Date) approving and authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (C) the incumbency and signatures of directors and signing officers of such entity;

(vi)	a certificate of status, compliance or good standing (as appropriate) for each of the Asanko Parties, AGB and JV Finco issued by the relevant Governmental Authority in such entity’s jurisdiction of incorporation;

(vii)	a legal opinion from Ghanaian counsel to the Asanko Parties in form and substance satisfactory to the GF Parties, acting reasonably, with respect to, among other things, (A) customary corporate matters relating to each of Mineco and Exploreco (including that the transactions completed in accordance with, or contemplated by, each of this Agreement and the Joint Venture Agreement did not and/or will not, as applicable, contravene the Applicable Laws of Ghana), (B) the valid issuance of the Mineco Subscription Shares, the Mineco GOG Shares and the Exploreco Subscription Shares, (C) the authorized and issued share capital of each of Mineco and Exploreco after giving effect to the JV Transactions and the ownership thereof, and (D) the due authorization, execution and delivery by Mineco and/or Exploreco, as applicable, of each of this Agreement and the Joint Venture Agreement;

(viii)	a legal opinion from Ghanaian counsel to the Asanko Parties in form and substance substantially the same as the forms supplied to the Lender in connection with the Red Kite Facility which are found in the Asanko Diligence Information, satisfactory to the GF Parties, acting reasonably, as to the valid legal title of Mineco and Exploreco to the mining leases, prospecting licenses and reconnaissance licenses comprising the Asanko Project;

(ix)	a legal opinion from Canadian counsel to the Asanko Parties in form and substance satisfactory to the GF Parties, acting reasonably, with respect to the enforceability against each of the Asanko Parties and JV Finco, as applicable, of each of this Agreement and the Joint Venture Agreement to which any of them is a party; and

(x)	all such other agreements, instruments, certificates and other documents as are typical for a transaction similar in nature to the JV Transactions or as may be reasonably required by the GF Parties in connection therewith, all in form and substance satisfactory to the GF Parties, acting reasonably.

6.5	Conditions Precedent to the JV Closing in Favor of the Asanko Parties

The Asanko Parties’ obligation to complete the JV Transactions on the JV Closing Date shall be subject to the following conditions, which conditions are for the exclusive benefit of the Asanko Parties and may be waived, in whole or in part, by Asanko, on behalf of the Asanko Parties, in its sole discretion:

(a)	(i) each of the representations and warranties of the GF Parties contained in this Agreement shall be true and correct as and when made, and true and correct in all material respects as of the JV Closing Time as though such representations and warranties were made at and as of the JV Closing Time, (ii) each of the GF Parties shall have performed or complied in all material respects with all covenants, agreements and conditions of this Agreement to be performed or complied with by it at or prior to the JV Closing Time, and (iii) GF Netherlands shall have delivered to the Asanko Parties a certificate signed by a director or senior officer of GF Netherlands, on behalf of GF Netherlands and without personal liability, to such effect;

(b)	there shall be no outstanding Applicable Law or Order, and no Proceeding shall have been commenced or threatened, which has or could reasonably be expected to have the effect of making void, unlawful or otherwise prohibiting or impeding the JV Transactions or any other transaction contemplated hereby;

(c)	the GF Parties shall have delivered or caused to be delivered to the Asanko Parties on the JV Closing Date (or in the case of Section 6.5(c)(v), on such earlier date as may be agreed between the Parties):

(i)	payment by GF Orogen of the subscription price for the JV Finco Redeemable Shares subscribed for by it pursuant to Section 3.1(b)(v) by wire transfer in immediately available funds as directed by JV Finco;

(ii)	payment by GF Orogen of the subscription price for the JV Finco (GF) Subscription Shares by wire transfer in immediately available funds as directed by JV Finco;

(iii)	payment by GF Netherlands of the subscription price for the Mineco Subscription Shares by wire transfer in immediately available funds as directed by Mineco;

(iv)	payment by GF Netherlands of the subscription price for the Exploreco Subscription Shares by wire transfer in immediately available funds as directed by Exploreco;

(v)	the Joint Venture Agreement duly executed by each of GF Orogen and GF Netherlands;

(vi)	a certificate signed by a senior officer of each GF Party, in each case on behalf of such entity and without personal liability, as to (A) certified copies of the constating documents of such entity; (B) certified copies of any resolutions duly adopted by the board of directors of such entity approving and authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (C) the incumbency and signatures of directors and signing officers of such entity;

(vii)	a certificate of status, compliance or good standing (as appropriate) for each of the GF Parties issued by the relevant Governmental Authority in such GF Party’s jurisdiction of incorporation;

(viii)	a legal opinion from Canadian counsel to the GF Parties in form and substance satisfactory to the Asanko Parties, acting reasonably, with respect to the enforceability against each of the GF Parties, as applicable, of each of this Agreement, the Investor Rights Agreement and the Joint Venture Agreement to which any of them is a party; and

(ix)	all such other agreements, instruments, certificates and other documents as are typical for a transaction similar in nature to the JV Transactions or as may be reasonably required by the Asanko Parties in connection therewith, all in form and substance satisfactory to the Asanko Parties, acting reasonably.

6.6	Closing Escrow

Any document, instrument or thing which is to be delivered by any of the Parties on the Subscription Closing Date or the JV Closing Date shall be tabled by the Party which is to deliver such document, instrument or thing and any document, instrument or thing so tabled by a Party shall be:

(a)	held in escrow by the solicitors for such Party pending delivery in accordance with Section 6.6(b) or 6.6(c), as the case may be, until which delivery such document, instrument or thing shall not be considered to have been delivered hereunder and shall be of no force and effect; and

(b)	delivered to the Party to which it is to be delivered pursuant to the terms hereof, if all documents, instruments and things which are to be delivered at the Subscription Closing or the JV Closing, as the case may be, are tabled in accordance with this Section 6.6; or

(c)	delivered to, or in accordance with the directions of, the Party which tabled such document, instrument or thing, if Section 6.6(b) does not apply.

ARTICLE 7

INDEMNIFICATION

7.1	Survival

All provisions of this Agreement and of any other agreement, certificate, instrument or other document delivered pursuant to this Agreement, other than the conditions to the Subscription Closing and the JV Closing set out in Article 6, shall not merge on completion of the transactions contemplated hereby but shall survive the execution, delivery and performance of this Agreement, the Subscription Closing and the JV Closing, and the execution and delivery of all agreements, certificates, instruments and other documents delivered pursuant to this Agreement and the payment of any consideration hereunder.

7.2	Indemnity by the GF Parties

The GF Parties shall jointly and severally indemnify the Asanko Indemnified Parties and save them fully harmless against, and will reimburse them for, any Losses directly or indirectly arising from, in connection with or related in any manner whatsoever to:

(a)	any inaccuracy in or breach of any representation or warranty of any of the GF Parties contained in this Agreement or in any other agreement, certificate, instrument or other document executed and delivered by any of them pursuant to this Agreement; and

(b)	any breach or non-fulfilment of any covenant or agreement on the part of any of the GF Parties contained in this Agreement or in any other agreement, certificate, instrument or other document executed and delivered by any of them pursuant to this Agreement.

7.3	Indemnity by the Asanko Indemnifying Parties

The Asanko Indemnifying Parties shall jointly and severally indemnify the GF Indemnified Parties and save them fully harmless against, and will reimburse them for, any Losses directly or indirectly arising from, in connection with or related in any manner whatsoever to:

(a)	any inaccuracy in or breach of any representation or warranty of any of the Asanko Parties contained in this Agreement or in any other agreement, certificate, instrument or other document executed and delivered by any of them pursuant to this Agreement;

(b)	any breach or non-fulfilment of any covenant or agreement on the part of any of the Asanko Parties contained in this Agreement or in any other agreement, certificate, instrument or other document executed and delivered by any of them pursuant to this Agreement; and

(c)	[REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], and subject to the limitations on liability in Section 7.4(a), any and all liabilities for [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], other than liabilities for [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] accounted for in the Financial Statements and other than [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] incurred in the Ordinary Course of Business after December 31, 2017 which may be, or may become, payable by any JV Company in respect of (i) any [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] and (ii) the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

Notwithstanding any other provision of this Agreement to the contrary, the provisions of Section 7.13 shall not apply to (i) any Losses arising from any inaccuracy in or breach of any representation and warranty of the Asanko Parties in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] set out in [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] of Schedule F, or (ii) any Losses arising from liabilities for [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] for which the Asanko Indemnifying Parties are required to indemnify the GF Indemnified Parties pursuant to [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], and no amounts advanced in satisfaction of any such Losses referred to in clauses (i) and (ii) of this paragraph shall accrue towards to the maximum liability amount provided in Section 7.7(d)(ii).

7.4	Limitations on [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Liability and Satisfaction Thereof

(a)	Notwithstanding [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], the Asanko Indemnifying Parties will not be required to indemnify the GF Indemnified Parties and save them harmless against, or reimburse them for, any Losses in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] except to the extent that:

(i)	such Losses arise from [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] actually paid in cash by or on behalf of any JV Company, whether before or after the date of this Agreement (it being agreed that to the extent any JV Company has any [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] or other [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] and such liabilities for [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] have the result of merely reducing such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], then no indemnification will be payable hereunder); and

(ii)	the aggregate amount of all such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] referred to in [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] and actually paid in cash by the JV Companies collectively exceeds the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

Any calculation of the amount of such indemnifiable Losses must reflect the GF Parties’ interest in the entity which is required to [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

(b)	To the extent that the amount of Losses in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] for which the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] are required to indemnify the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] (before considering the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] interest) in any calendar year does not exceed the amount of the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], if any, payable to [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] in its capacity as [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] in respect of such year, then such amount shall be satisfied by the deduction of the amount of such Losses from the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] for such year. Alternatively, to the extent that such Losses (before considering the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] interest) in any calendar year exceed the amount of the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], if any, payable to [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] in its capacity as [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] in respect of such year, then such excess amount shall be satisfied by a cash payment by [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] to the relevant [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], which shall be made [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], all of which shall be for the account of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION]. If any [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] on such cash payment are required to be paid [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], or to be [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], then [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] shall make such additional [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] as is necessary to ensure that the net amount received by the [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] (free and clear and net of any such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], including any [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] required to be [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] on any such additional [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION]) equals the full amount that such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] would have received had no such [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

7.5	Claim Notice

If an Indemnified Party becomes aware of any act, omission, occurrence or state of facts that may give rise to Losses in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party shall as soon as reasonably practicable give written notice thereof (a “Claim Notice”) to the Indemnifying Parties. The Claim Notice shall specify whether the potential Losses arise as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the potential Losses arise as a result of a claim directly by the Indemnified Party against the Indemnifying Parties (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that such information is available, and without prejudice to the Indemnified Party’s rights or remedies):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Losses arising therefrom, to the extent known.

7.6	Time Limits for Claim Notice for Breach of Representations and Warranties

(a)	Notice by Asanko Indemnified Parties. No Losses may be recovered from the GF Parties pursuant to Section 7.2 unless a Claim Notice is delivered by any Asanko Indemnified Party on or before the date that is 18 months after the JV Closing, provided, however, that in the event of fraud relating to a representation or warranty of the GF Parties or any one of them, then notwithstanding the foregoing, any Asanko Indemnified Party shall be entitled to deliver a Claim Notice at any time for the purposes of such claim.

(b)	Notice by the GF Indemnified Parties. No Losses may be recovered from the Asanko Parties pursuant to Section 7.3 unless a Claim Notice is delivered by any GF Indemnified Party on or before the date that is 18 months after the JV Closing, provided, however, that:

(i)	with respect to any claim arising from the representations and warranties in Section (mm) of Schedule F or any liabilities for Taxes for which the Asanko Indemnifying Parties are required to indemnify the GF Indemnified Parties pursuant to Section 7.3(c), such period shall be extended to any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess Taxes in question, having regard, without limitation, to: (x) any waiver given before the JV Closing Date in respect of such Taxes; and (y) any entitlement of a Governmental Authority to assess or reassess in respect of such Taxes, including in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default; and

(ii)	in the event of fraud relating to a representation or warranty of the Asanko Parties or any one of them, then notwithstanding the foregoing, any GF Indemnified Party shall be entitled to deliver a Claim Notice at any time for the purposes of such claim.

7.7	Monetary Limitations

(a)	Limitation of Liability. For the purposes of computing the aggregate amount of Losses incurred by an Indemnified Party, the amount of the Losses that may be recovered shall be limited to an amount equal to the amount of Losses that remain after deducting therefrom (i) any third party insurance and any indemnity, contributions or other similar payment payable by any third party with respect thereto (but for greater certainty, Losses will include all costs and expenses incurred by the Indemnified Party to realize such third party insurance, indemnity, contributions or other similar payments, including any insurance deductible payments and any increase to premiums resulting from an insurance claim), and (ii) any net tax benefit recognized (by reason of a tax deduction, basis judgment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party with respect to the Losses or items giving rise to such claim for indemnification.

(b)	Recovery from Third Party. In any case where an Indemnified Party recovers from third persons any amount in respect of a matter with respect to which the Indemnifying Party has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered except to the extent that such amount has already been deducted in calculating the Losses pursuant to Section 7.7(a) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(c)	Recovery from the GF Parties. No Losses may be recovered from the GF Parties pursuant to Section 7.2 unless and until the accumulated aggregate amount of Losses of the Asanko Indemnified Parties arising pursuant to Section 7.2 exceeds [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], in which event the accumulated aggregate amount of all such Losses may be recovered up to a maximum of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION]. Such limitation shall have no application to any claim to recover Losses based on any inaccuracy in or breach of any representation or warranty of the GF Parties in this Agreement resulting from intentional misrepresentation, wilful breach or fraud by the GF Parties.

(d)	Recovery from the Asanko Indemnifying Parties. No Losses may be recovered from the Asanko Indemnifying Parties pursuant to Section 7.3 unless and until the accumulated aggregate amount of Losses of the GF Indemnified Parties arising pursuant to Section 7.3 exceeds:

(i)	in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], howsoever arising, [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] (the “Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold”), in which case the aggregate amount of such Losses in excess of the Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold may be recovered; and

(ii)	in respect of all matters other than [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] (the “Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold”, provided that any Losses in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] may also be notionally applied against the Asanko [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] Indemnity Threshold in determining whether such threshold has been exceeded), in which event the accumulated aggregate amount of all such Losses may be recovered up to a maximum of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

Neither such limitation shall have any application to any claim to recover Losses based on any inaccuracy in or breach of any representation or warranty of the Asanko Parties in this Agreement resulting from intentional misrepresentation, wilful breach or fraud by the Asanko Parties.

7.8	Non-Party Indemnified Parties

Notwithstanding Section 9.10, each of the Parties shall act as the agent and trustee under this Article 7 of each of its related Indemnified Parties who are not Parties to the extent indemnified under this Agreement, and accepts this trust and will hold and enforce the covenants and indemnities of the Indemnifying Parties set out in this Article 7 on behalf of such related Indemnified Parties.

7.9	Direct Claims

In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 7, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree upon a resolution to such Direct Claim at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

7.10	Third Party Claims

(a)

Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have 30 days from its receipt of a Claim Notice to notify the Indemnified Party whether the Indemnifying Party desires, at the Indemnifying Parties’ sole cost and expense and by counsel of its own choosing, to assume and control the defense of the Third Party Claim, provided that this right of the Indemnifying Party to assume and control the defense of a Third Party Claim shall not apply to any Third Party Claim (i) alleging any criminal or quasi-criminal wrongdoing, including fraud, (ii) which impugns the reputation of an Indemnified Party, or (iii) where the person making the Third Party Claim is a Governmental Authority. If the Indemnifying Party has the right to, and undertakes to, assume and control the defense of a Third Party Claim, (A) the Indemnifying Party shall use its best reasonable efforts to defend against such Third Party Claim, and (B) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), consent to any settlement which (x) does not contain a full and final release of the Indemnified Party from the subject matter of such Third Party Claim and settlement, (y) requires an express admission of wrongdoing by the Indemnified Party or (z) provides for injunctive or other non-monetary relief affecting the Indemnified Party in any way.

(b)	Respective Rights on Indemnifying Party’s Assumption of Control. If the Indemnifying Party has the right to, and undertakes to, assume and control the defense of a Third Party Claim as contemplated in Section 7.10(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses incurred as a result of such assumption and control. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defense and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim. If the Indemnifying Party has the right to, and undertakes to, assume and control the defense of a Third Party Claim as contemplated in Section 7.10(a), and fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifying Party has failed to take such steps, the Indemnified Party may, at its option, elect to re-assume the defense of and to compromise or settle such Third Party Claim assisted by counsel of its own choosing, and the Indemnifying Party shall be liable for all Losses paid or incurred in connection therewith.

7.11	Interest on Losses

The amount of any Losses which is subject to indemnification hereunder shall bear interest from and including the date the Indemnified Party was notified of the claim for Losses at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Losses by the Indemnifying Party is made, compounded monthly, and the amount of such interest shall be deemed to form part of such Losses.

Confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information. [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] indicates that information has been redacted.

7.12	Cooperation

Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defense and resolution of such matters.

7.13	No Remedy for Known Exceptions

Notwithstanding anything to the contrary contained herein, other than with respect to (i) any Losses arising from any inaccuracy in or breach of any representation and warranty of the Asanko Parties in respect of [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] set out in [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] of Schedule F, or (ii) any Losses arising from liabilities for [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] for which the Asanko Indemnifying Parties are required to indemnify the GF Indemnified Parties pursuant to [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION], none of the Parties shall be entitled to any indemnification hereunder with respect to a breach of a representation or warranty by another to the extent that a Party had knowledge, on or prior to the Subscription Closing Date or the JV Closing Date, as the case may be, of any facts or events that could reasonably lead any of them to believe that such a breach had occurred, and for such purpose the GF Parties will be deemed to have knowledge of the contents of the Asanko Diligence Information.

ARTICLE 8

TERMINATION

8.1	Termination Rights

Subject to Section 8.2, this Agreement may be terminated:

(a)	at any time prior to the JV Closing by the mutual written consent of GF Netherlands and Asanko, duly authorized by the respective boards of directors of GF Netherlands and Asanko;

(b)	by GF Netherlands at any time prior to the JV Closing, upon notice from GF Netherlands to Asanko, if there has been a material breach of any representation, warranty or covenant on the part of the Asanko Parties contained in this Agreement such that any condition specified in Section 6.3, 6.4 or 6.5 would be incapable of being satisfied on the JV Closing Date and such breach is not waived by the GF Parties or cured by the Asanko Parties by the earlier of ten Business Days after notice thereof being given by the GF Parties and the JV Closing Date;

(c)	by Asanko at any time prior to the JV Closing, upon notice from Asanko to GF Netherlands, if there has been a material breach of any representation, warranty or covenant on the part of the GF Parties contained in this Agreement such that any condition specified in Section 6.3, 6.4 or 6.5 would be incapable of being satisfied on the JV Closing Date and such breach is not waived by the Asanko Parties or cured by the GF Parties by the earlier of ten Business Days after notice thereof being given by the Asanko Parties and the JV Closing Date;

(d)	by either GF Netherlands or Asanko, upon notice from the Party seeking to terminate this Agreement to the other such Party, if the JV Closing has not occurred by the Outside Date, provided that neither such Party may terminate this Agreement under this Section 8.1(d) if its failure (or the failure of any of its Affiliates which is a Party) to fulfill any of its obligations, or its breach (or a breach by any of its Affiliates which is a Party) of any of its representations, warranties or covenants, contained in this Agreement has been a cause of, or has resulted in or contributed to, the failure of the JV Closing to occur by the Outside Date;

(e)	by either GF Netherlands or Asanko, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order which has become final and non-appealable and has the effect of making the completion of the JV Transactions illegal or otherwise preventing or prohibiting consummation of the JV Transactions; or

(f)	by GF Netherlands, if an Asanko MAE shall have occurred.

8.2	Notice and Cure Provisions

Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the JV Closing Date, of any event, circumstance or state of facts which occurrence or failure would, or would be reasonably be expected to:

(a)	cause any of the representations or warranties of such Party (or any of its Affiliates which is a Party) contained herein to be inaccurate in any material respect on the date of this Agreement or on the JV Closing Date;

(b)	result in the failure to comply with or satisfy, in each case in all material respects, any covenant or agreement to be complied with or satisfied by such Party (or any of its Affiliates which is a Party) prior to the JV Closing Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of any Party (other than the Party giving such notice or any of its Affiliates which is a Party) contained in Section 6.3, 6.4 or 6.5, as the case may be.

Subject as herein provided, a Party may elect not to complete the JV Transactions by virtue of the conditions contained in Section 6.3, 6.4 or 6.5 not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that (i) promptly, and in any event prior to the Outside Date, the Party intending to rely thereon shall have delivered a written notice to the other Parties specifying in reasonable detail the inaccuracies of representations and warranties or breaches of covenants or agreements or other matters that the Party delivering such notice is asserting as the basis for the exercise of its termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of fifteen (15) days from date of delivery of such notice.

8.3	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating Party to the other required Party or Parties in accordance with Section 8.1 specifying the provision pursuant to which such termination is made, this Agreement shall be of no further force or effect, and there shall be no liability under this Agreement on the part of any Party after such termination, provided that, notwithstanding any other provision of this Agreement, if this Agreement is terminated, the provisions of Article 1, Section 2.4(c), Article 7 and Sections 9.1, 9.3 and 9.7 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

ARTICLE 9

GENERAL

9.1	Public Documents

(a)	Asanko and GF Netherlands (or its parent company, Gold Fields) (each a “Disclosing Party”) shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Disclosing Party’s announcement to be approved by the other Disclosing Party in advance, acting reasonably. No Party’s ultimate parent shall issue any press release or otherwise make any public announcement with respect to this Agreement without prior consultation with the other Parties’ ultimate parent (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Laws or stock exchange rules, and the Party required to make such disclosure or filing shall use all commercially reasonable efforts to give the other Parties prior oral or written notice thereof and a reasonable opportunity to review and comment thereon prior to making such disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(b)	The Parties acknowledge that this Agreement may be made public and filed on each of the SEDAR and EDGAR profiles of Asanko, and on the EDGAR profile of Gold Fields, and the Parties consent to such public filings, provided that each Party shall be permitted a reasonable amount of time prior to any such filing in order to, if warranted, redact portions of this Agreement in accordance with Applicable Securities Laws, and Asanko and Gold Fields shall file such redacted copies of this Agreement on SEDAR and EDGAR, as the case may be.

9.2	No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relationship between the Parties including, without limitation, a mining partnership or commercial partnership. Save and except as specifically provided herein, the obligations and liabilities of the Parties will be separate and not joint or joint and several, and no Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of any other Party. Except as expressly set out in this Agreement, nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Parties.

9.3	Notice

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement (each, a “Notice”) shall be in writing addressed to the relevant Party or Parties as follows:

(a)	To the GF Parties (excluding GF Orogen):

c/o Gold Fields Netherlands Services B.V. Crown Business Centre Key-Point Sixth Floor Schipholweg, 103 Leiden 2316 XC The Netherlands

Attention:	Managing Director
Email:	[REDACTED; PERSONAL INFORMATION]
Copy to:	[REDACTED; PERSONAL INFORMATION]

with a courtesy copy (which shall not be required for or constitute notice) to:

Fasken Martineau DuMoulin LLP Bay Adelaide Centre Suite 2400, 333 Bay Street Toronto, Ontario, Canada M5H 2T6

Attention:	Brian Graves
Email:	bgraves@fasken.com

(b)	To GF Orogen:

Gold Fields Orogen Holding (BVI) Limited Aston House, Hope Street Douglas, Isle of Man, IM1 1AR

Attention:	Maxine Mayhew
Email:	[REDACTED; PERSONAL INFORMATION]
Copy to:	[REDACTED; PERSONAL INFORMATION]

with a courtesy copy (which shall not be required for or constitute notice) to:

Fasken Martineau DuMoulin LLP Bay Adelaide Centre Suite 2400, 333 Bay Street Toronto, Ontario, Canada M5H 2T6

Attention:	Brian Graves
Email:	bgraves@fasken.com

(c)	To the Asanko Parties:

c/o Asanko Gold Inc. 680-1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X2

Attention:	Peter Breese
Email:	[REDACTED; PERSONAL INFORMATION]

with a courtesy copy (which shall not be required for or constitute notice) to:

McMillan LLP Royal Centre, Suite 1500 1055 West Georgia Street Vancouver, British Columbia, Canada V6E 4N7

Attention:	Bernhard Zinkhofer
Email:	bernhard.zinkhofer@mcmillan.ca

All Notices will be given by personal delivery or electronic transmission (whether by e-mail or otherwise), return receipt requested. All Notices will be effective and will be deemed to have been delivered and received as follows:

(i)	if by personal delivery, on the date of delivery to the address provided herein if delivered prior to 5:00 p.m. (local time in the place of delivery) on a Business Day, and, if not, then on the next Business Day following such delivery; and

(ii)	if by electronic transmission, on the day of receipt if received prior to 5:00 p.m. (Johannesburg, South Africa time) on a Business Day, and, if not, then on the next Business Day following receipt of the electronic transmission.

Any Party may at any time change its address for future Notices hereunder by Notice given in accordance with this Section.

9.4	Further Assurances

Each Party will, at the request of any other Party and without demand for additional consideration or undue delay, execute all such documents and take all such actions as may be reasonably required to effect the terms of this Agreement.

9.5	Entire Agreement

This Agreement, including the Schedules hereto, together with the agreements and other documents herein referred to, constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. No amendment, modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by all Parties.

9.6	No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing among the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.7	Costs

Except as set out in Section 5.6, the Parties agree that all legal, accounting and financial adviser fees and expenses and all other costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and all other documents and instruments prepared, negotiated or executed in connection with the transactions contemplated hereby shall be paid by the Party incurring such expense.

9.8	Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

9.9	Successors and Assigns

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. No Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Parties provided.

9.10	Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Section 7.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.11	Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery by such Party of a manually executed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set out above.

GOLD FIELDS NETHERLANDS SERVICES B.V.		GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

By:	/s/ L.W. Lor	By:	/s/ Colin Bird
	Name: L.W. Lor		Name: Colin Bird
	Title: Director		Title: Director

By:	/s/ P.T. Reÿn
Name: P.T. Reÿn
Title: Director

MARSH HOLDINGS INC.		ASANKO GOLD INC.

By:	/s/ Steven Reid	By:	/s/ Fausto Di Trapani
	Name: Steven Reid		Name: Fausto Di Trapani
	Title: Director		Title: CFO

PMI GOLD CORPORATION		ADANSI GOLD COMPANY (GH) LIMITED

By:	/s/ Fausto Di Trapani	By:	/s/ Fausto Di Trapani
	Name: Fausto Di Trapani		Name: Fausto Di Trapani
	Title: Director		Title: Director

ASANKO GOLD GHANA LIMITED

By:	/s/ Fausto Di Trapani
Name: Fausto Di Trapani
Title: Director

Combination Agreement (Signature Page)

SCHEDULE A

MINING RIGHTS

2°8'W
2°W
1°52'W
6°40'N
6°32'N
6°24'N
6°16'N
N
Ofin Shelterbelt Forest Reserve
Tano Ofin Forest Reserve
Sky Gold Area "A"
Sky Gold Area "B"
Sky Gold Area "C"
Sky Gold Area "D"
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Mpasatia
Wiaso
Anyinamaso
Sribosso
Kwanfini
Betinko
Seidi
Koben
Amankyea
Adiembra
Adumasa
Adukrobomi (Amangoase)
Bontomurso
Mpatoam
Mepom
Esaase
Telekaaso
Aboabo
Tetrem
Manhyia
Ahwerewa
Korku
Mpatoam
Essuowin
Ntobroso
Aniamoa
Adobewora
Bonteso
Jeni River
Dawohodo
Gyentnso
Akatasiase
Moseaso
Akokuroso
Gyeni River Forest Reserve
Adukroma
Owuokurom
Manso Nkwanta
Manso Dominase
Broforeduru
Manso-Atwere
Nsiana
Mankaotrim
Kobenakumakurom
Akuntam
Nkasu
Kurofoforom
Abore
Gyadukurom
Kwankyeabo
Yawkurom
Beposo
Nnanyinaase
Agroyesum
Asenanyo River Forest Reserve
Mmooho
Besease
Adubea
Asuadei
Mframandwo
Kansere
Wahaso
Aprapon
Midlands Kaniago
Ebiram
Kobinaso
Nyankomase
Kumpese
Kaniago
Akwasiso
Abirem
Afedie
Gyagyatreso
Kobriso
Camp Village
Nkran
Kwankyiabo
Konuase
Dumpaso No. 2
Dumpaso No. 1
Dadease
Apamprama Forest Reserve
Takorase
Fawotirikye
Gyeduako
Afraso
Aylem
Asaman
Anwhiaso East Forest Reserve
Datano
Nkronua Atifi
Pewodee
Amoaman
Aburi
Fenanwomi
Mepease
Nyipanika
Miradani
Tontokurom
Bonsaiso
Bethlehem
Afiefiso
Akwabuso
New Obuase
Amewie
Domeabra
Ntem
Oda River Forest Reserve
Adeade
Esuadei
Oda River Forest Reserve
0
2.5
5
10
Kilometers
Legend
Surface Type
Airstrip
Gravel Class 2
Gravel Class 3
Haul Road
Paved Class 1
Paved Class 2
Paved Class 3
Trail
Towns
Streams and Rivers
Countours (50ft)
Asanko Tenements
Forest Reserve
Communities

Summary of Mining Rights

Tenement name	Area	Registered licenced owner	MinCom number	Licence type	Grant date	Expiry date
1. Anglogold Ashanti Miradani	14.98 Square Km	Asanko	PL6/122	ML	18 May 1995	17 May 2025

2. Esaase Mining Lease	10.56 Square Km	Asanko	PL6/8/Vol 8	ML	4 Nov 1990	30 Aug 2020

3. Adubea	13.38 Square Km	Asanko	PL6/310	ML	2 Nov 2012	1 Nov 2018

4. Abirem	47.13 Square Km	Asanko	PL6/303	ML	28 Mar 2013	27 Mar 2026

5. Abore	28.47 Square Km	Asanko	PL6/303	ML	2 Nov 2012	1 Nov 2017

6. Kaniago (Midland)	27.75 Square Km	Midland	-	PL	4 June 2007	3 June 2009

7. Besease (Midland)	15.55 Square Km	Midland	-	PL	7 Jul 2014	6 Jul 2016

8. Mmooho (Midland)	5.76 Square Km	Midland	-	PL	19 Dec 2014	18 Dec 2016

9. Datano	50 Square Km	Adansi	-	ML	-	31 Jul 2014

10. Kaniago (Adansi)	20.66 Square Km	Adansi	-	PL	11 August 2008	10 August 2010

11. Gyagyatroso (Switchback)	11.14 Square Km	Switchback Mining Company Limited	-	PL	19 March 2004	18 March 2006

12. Mepom	2.37 Square Km	Asanko	-	PL	6 Jan 2009	5 Jan 2011

13. Dawohodo	10.36 Square Km	Asanko	-	PL	22 Nov 2002	21 Nov 2004

14. Jeni River	47.8 Square Km	Asanko	RL6/21	ML	22 Mar 1990	21 Mar 2030

15. New Obuase	21.4 Square Km	Adansi	-	PL	1 Dec 1988	30 Nov 1990

16. Asumura	82.11 Square Km	Asanko	-	PL	18 Aug 2004	17 Aug 2005

17. Fosukrom	62.16 Square Km	Asanko	-	PL	-	-

18. Esaase (Sky Gold)	45.9 Square Km	Sky Gold Mining Company Limited	-	RL	1st Dec 2009	30 Nov 2010

19. Pomaakrom	102.69 Square Km	Asanko	-	PL application	-	-

Tenement name	Area	Registered licenced owner	MinCom number	Licence type	Grant date	Expiry date
20. Diaso-Afiefiso	122.21 Square Km	Adansi	-	PL	5 Oct 2004	4 Oct 2006

21. Juabo	18.06 Square Km	Adansi	-	PL application	-	-

22. Manhia	37.32 Square Km	Adansi	-	PL	20 Jun 2005	19 Jun 2007

23. Dunkwa Gyimigya	10.91 Square Km	Adansi	-	PL	10 Oct 2008	9 Oct 2010

24. Gyimigya	4.56 Square Km	Adansi	-	PL	-	-

Note: Goknet Settlement Agreement

This was a dispute between Goknet Company Limited, Switchback Mining Company Limited, Douglas R. MacQuarrie, Thomas Ennison and Asanko Gold Inc., PMI Gold Corporation and Adansi Gold Company Ghana Limited. The dispute in the main, related to the interpretation of a purchase agreement.

By settlement agreement dated 15 August 2014, it was agreed among other things that Adansi would transfer to Goknet the Gyimigya, Dunkwa-Gyimigya, Manhia and Juabo concessions. Switchback would also transfer the Gyagyatreso concession to Adansi.

SCHEDULE B

FORM OF INVESTOR RIGHTS AGREEMENT

B-1

MARSH HOLDINGS INC.

- and -

ASANKO GOLD INC.

INVESTOR RIGHTS AGREEMENT

April ●, 2018

Table of Contents

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Governing Law	4
1.3	Arbitration	4
1.4	Severability	4
1.5	Calculation of Time	4
1.6	Headings	5
1.7	Other Matters of Interpretation	5

Article 2 PRE-EMPTIVE RIGHT		5

2.1	Pre-Emptive Right	5
2.2	Notification of Equity Financing	6
2.3	Due Diligence	6
2.4	Acceptance of GF Canco Securities Offer	7
2.5	Purchase of Offered Securities	7
2.6	Assignment	7
2.7	Termination	7

Article 3 VOTING SUPPORT		7

3.1	Voting by GF Canco	7

Article 4 SALE OF COMMON SHARES BY GF CANCO		8

4.1	Third Party Sales	8

Article 5 STANDSTILL		9

5.1	Standstill	9
5.2	Termination of Standstill	10
5.3	Notice of Certain Events	10

Article 6 GENERAL		11

6.1	Term of this Agreement	11
6.2	Notice	11
6.3	Further Assurances	12
6.4	Entire Agreement	12
6.5	No Waivers	12
6.6	Costs	13
6.7	Time of the Essence	13
6.8	Successors and Assigns	13
6.9	Third Party Beneficiaries	13
6.10	Counterparts	13

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT dated as of April •, 2018

BETWEEN:

MARSH HOLDINGS INC., a corporation existing under the laws of the Province of British Columbia (“GF Canco”)

- and -

ASANKO GOLD INC., a corporation existing under the laws of the Province of British Columbia (“Asanko”)

WHEREAS:

(A)	Asanko is a corporation incorporated under the Business Corporations Act (British Columbia);

(B)	as the result of a subscription for Common Shares by GF Canco completed contemporaneously with the entering into of this Agreement (the “Asanko Share Subscription”), GF Canco is the registered and beneficial owner of 22,354,657 Common Shares, representing approximately 9.9% of the issued and outstanding Common Shares on a non-diluted basis as of the date hereof; and

(C)	GF Canco and Asanko wish to set out certain rights and obligations of the Parties relating to the Common Shares held by GF Canco.

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the completion of the Asanko Share Subscription and the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any person, any other person which directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such person;

“Agreement” means this investor rights agreement, as it may be amended, restated, supplemented or modified from time to time in accordance with the terms hereof;

“Applicable Law” means, (i) any Canadian or foreign constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, by-law, order, decision, judgment, ruling or other requirement having the force of law, (ii) any policy, practice, protocol, standard, guideline or other pronouncement of any governmental or quasi-governmental authority which, although not necessarily having the force of law, is regarded by such governmental or quasi-governmental authority as requiring compliance as if it had the force of law, and (iii) any interpretation of any Applicable Law (as defined in item (i) or (ii) above) by any person having jurisdiction over it, or charged with its administration or interpretation;

“Asanko Share Subscription” has the meaning set out in the recitals hereto;

“Board” means the board of directors of Asanko;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in any of

(i) Vancouver, Canada, (ii) Johannesburg, South Africa, or (iii) Leiden, The Netherlands;

“Canadian Securities Laws” means, collectively, (i) all applicable securities laws of each of the provinces of Canada (except Quebec), and the respective rules and regulations made and forms prescribed under such laws, together with all applicable published instruments, policy statements, blanket orders, rulings and notices adopted by the securities regulatory authorities in such provinces, and (ii) the rules and policies of the TSX;

“Change of Control” means a change of Control of Asanko, including as a result of (a) a take-over bid, merger, arrangement, amalgamation, reverse take-over or other business combination transaction involving Asanko or a sale and purchase of Common Shares, and (b) other than Asanko and its Affiliates as at the date hereof, any person or group of persons having a sufficient number of its nominees appointed or elected as directors of Asanko such that the number of such appointed or elected nominees, when added to the number of directors on the Board that were (i) nominated by, (ii) Affiliates of, or (iii) related persons of, such person or group of persons prior to such election, constitute 50% or more of the directors on the Board;

“Commercial List” means the Ontario Superior Court of Justice (Commercial List);

“Common Shares” means common shares in the capital of Asanko;

“Control” means, in respect of a particular person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlled” shall have a corresponding meaning;

“Convertible Securities” means any securities convertible into, or exercisable or exchangeable for, Common Shares or other voting or equity securities of Asanko;

“Equity Financing” has the meaning set out in Section 2.1;

“Excluded Issuance” means any issuance of Securities (i) under the Asanko Incentive

Share Option Plan dated for reference September 27, 2011, as it may be amended from time to time, or under any other employee share incentive scheme that has been adopted by Asanko in accordance with Canadian Securities Laws, (ii) pursuant to any dividend reinvestment plan adopted by Asanko in accordance with Canadian Securities Laws, (iii) upon the conversion, exercise or exchange of any Convertible Securities, or (iv) pursuant to a Non-Financing Issuance;

“GF Canco Acceptance” has the meaning set out in Section 2.4;

“GF Canco Securities Offer” has the meaning set out in Section 2.2;

“GF Group” means, collectively, Gold Fields Limited (a corporation existing under the laws of South Africa) and its Affiliates, including GF Canco;

“NI 62-104” means National Instrument 62-104 Take-Over Bids and Issuer Bids of the

Canadian Securities Administrators;

“Non-Financing Issuance” means any issuance of Securities in consideration for assets, property or other non-cash consideration;

“Notice” has the meaning set out in Section 6.2;

“Offered Securities” has the meaning set out in Section 2.1;

“Other Pre-Emptive Securities” has the meaning set out in Section 2.1;

“Party” means a party to this Agreement and “Parties” means GF Canco and Asanko, collectively;

“person” includes any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government, governmental authority or any agency or political subdivision thereof;

“Pre-Emptive Right” has the meaning set out in Section 2.1;

“Pro Rata Percentage”, in respect of GF Canco, means, as at any time, the number, expressed as a percentage, obtained by dividing (A) the number of Common Shares owned by the GF Group as of such time (on a non-diluted basis) by (B) the number of outstanding Common Shares of Asanko as of such time (on a non-diluted basis), less the total number of Common Shares issued by Asanko pursuant to all Excluded Issuances since the later of (i) the date of this Agreement and (ii) the date of the most recently completed Equity Financing, if any, in respect of which GF Canco was eligible to exercise, and not prohibited by Applicable Law from exercising, the Pre-Emptive Right;

“Private Sale Purchaser” has the meaning set out in Section 4.1(a)(ii);

“Proposed Private Sale” has the meaning set out in Section 4.1(a);

“Proposed Private Sale Notice” has the meaning set out in Section 4.1(a)(i);

“Proposed Private Sale Period” has the meaning set out in Section 4.1(a)(ii);

“Purchaser Notice” has the meaning set out in Section 4.1(a)(ii);

“Securities” means any Common Shares or other voting or equity securities of Asanko or any Convertible Securities;

“Share Transaction” has the meaning set out in Section 5.1; and

“TSX” means the Toronto Stock Exchange.

1.2	Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.3	Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity hereof, or in respect of any legal relationship associated with it or derived from it, shall be finally resolved by binding arbitration by a single arbitrator pursuant to the International Commercial Arbitration Act (Ontario), and either Party may so refer such a dispute, controversy or claim to arbitration. If either Party wishes to have any matter under this Agreement arbitrated, then it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to appoint as the single arbitrator. Within five (5) Business Days after receipt of such notice, the other Party shall give notice to the first Party advising whether it accepts the arbitrator proposed by the first Party. If such notice is not given by the other Party within such five (5) Business Day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five (5) Business Day period, the arbitrator shall be appointed, upon the application of either Party, by a judge of the Commercial List and, for such purpose, each of the Parties hereby irrevocably attorns to the jurisdiction of the Commercial List. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The decision of the arbitrator shall be final and binding on the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the arbitration award may be entered in any court having jurisdiction. The Parties covenant and agree that they will conduct all aspects of such arbitration having regard at all times to expediting the final determination of the arbitration. This Section 1.3 shall not preclude the Parties from seeking provisional remedies, interim and interlocutory relief from a court of competent jurisdiction.

1.4	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. The Parties will negotiate in good faith with a view to replacing, for purposes of the laws of any jurisdiction under which such provision is invalid, illegal or unenforceable, with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

1.5	Calculation of Time

If any time period set out in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.6	Headings

The headings to the Articles and Sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.7	Other Matters of Interpretation

In this Agreement:

(a)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(b)	words importing the singular include the plural and vice versa and words importing gender include all genders;

(c)	references to any “Article”, “Section” or “subsection” are to articles, sections and subsections of this Agreement, respectively;

(d)	headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;.

(e)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants”, “agrees” or “promises”;

(f)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its Control or otherwise;

(g)	the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular Article, Section or portion hereof; and

(h)	references to any legislation or to any provision thereof shall include any amendment, modification or re-enactment thereof, any provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto.

ARTICLE 2

PRE-EMPTIVE RIGHT

2.1	Pre-Emptive Right

Subject to Section 2.7, if Asanko proposes to issue any Securities (the “Offered Securities”) from treasury for the purpose of raising capital (an “Equity Financing”), which for greater certainty shall not include any Excluded Issuance, GF Canco will have the right (the “Pre- Emptive Right”) to subscribe for and to be issued a number of equivalent Securities in such number as will permit it to maintain its Pro Rata Percentage as existed immediately prior to the Equity Financing, to a maximum of 9.9%. For the avoidance of doubt, the Pro Rata Percentage is to be reduced only by voluntary sales of Securities by GF Canco (or other members of the GF Group) or as a result of GF Canco failing to exercise its Pre-Emptive Right when available to be exercised in respect of any Equity Financing.

The Pre-Emptive Right may be exercised as part of the Equity Financing at the subscription price per Offered Security under the Equity Financing and otherwise on substantially the terms and conditions of the Equity Financing (provided that, if GF Canco is prohibited by Canadian Securities Laws or other Applicable Law from participating on substantially the terms and conditions of the Equity Financing, Asanko shall use commercially reasonable efforts to enable GF Canco to participate on terms and conditions that are as substantially similar as circumstances permit) as follows:

(a)	in the case of an Equity Financing that includes Common Shares, up to such number of Common Shares that will allow GF Canco to acquire, or maintain, as applicable, a percentage ownership interest in the Common Shares equal to the lesser of 9.9% or its Pro Rata Percentage of the issued and outstanding Common Shares after giving effect to such Equity Financing; and

(b)	in the case of an Equity Financing that includes Offered Securities other than Common Shares, up to such number of such Offered Securities that will (after giving effect to the Equity Financing and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Equity Financing and issuable pursuant to this Section 2.1) allow GF Canco to acquire, or maintain, as applicable, a percentage ownership interest in the Common Shares equal to the lesser of 9.9% and its Pro Rata Percentage of the issued and outstanding Common Shares after giving effect to such Equity Financing and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Equity Financing.

The determinations above will take into account any additional Offered Securities which will be issued to any other person pursuant to any pre-emptive or similar rights held by such person in respect of such Equity Financing (“Other Pre-Emptive Securities”) including any additional Other Pre-Emptive Securities which may be issuable as a result of GF Canco’s exercise of its Pre-Emptive Right immediately prior to the closing of the Equity Financing.

2.2	Notification of Equity Financing

Every offer for the allotment and issuance of Offered Securities to GF Canco pursuant to the Pre-Emptive Right will be made by written notice from Asanko to GF Canco (the “GF Canco Securities Offer”) as soon as possible prior to the public announcement of the Equity Financing, but in any event not less than ten (10) Business Days prior to the closing of the Equity Financing. The GF Canco Securities Offer will describe the attributes of the Offered Securities, the total number of Offered Securities being offered for allotment and issuance, the subscription price per Offered Security, and the proposed closing date of the Equity Financing. If any of the terms of a proposed Equity Financing included in a GF Canco Securities Offer are amended then Asanko shall provide to GF Canco, in accordance with this Section 2.2, an updated GF Canco Securities Offer, which shall include the revised terms of the proposed Equity Financing, not less than ten (10) Business Days prior to the closing of the Equity Financing on such revised terms.

2.3	Due Diligence

Asanko will use its commercially reasonable efforts to provide GF Canco with such information concerning Asanko as GF Canco may reasonably request for purposes of evaluating a GF Canco Securities Offer as soon as practicable following the delivery of GF Canco Securities Offer, subject to delivery of an appropriate non-disclosure agreement.

2.4	Acceptance of GF Canco Securities Offer

If GF Canco wishes to exercise its Pre-Emptive Right to subscribe for and purchase Offered Securities, it shall provide written notice thereof (the “GF Canco Acceptance”) to Asanko by the close of business (Vancouver time) on the fifth (5th) Business Day following the day upon which the GF Canco Securities Offer is received by GF Canco, provided that in the case of a “bought deal” public offering of Offered Securities, within three (3) Business Days (for such purpose, as determined solely by reference to federal statutory holidays in Canada) of receipt of such notice of Equity Financing. The GF Canco Acceptance shall provide notification as to the number of Offered Securities in respect of which the Pre-Emptive Right is exercised and provide that GF Canco agrees to subscribe for and purchase such number of Offered Securities concurrent with the closing of the Equity Financing.

2.5	Purchase of Offered Securities

Upon acceptance of a GF Canco Securities Offer to subscribe for any Offered Securities by delivery of a GF Canco Acceptance to Asanko, GF Canco or another member of the GF Group will purchase the number of Offered Securities set out in the GF Canco Acceptance at the subscription price for such Offered Securities as set out in the GF Canco Securities Offer concurrently with the closing of the Equity Financing. Nothing in this Article 2 shall obligate GF Canco or any other member of the GF Group to purchase, or obligate Asanko to sell, any Offered Securities in respect of which the Pre-Emptive Right is exercised if the Equity Financing does not close. Closing will be subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the stock exchanges on which the Common Shares are listed, any required approvals under Canadian Securities Laws and any required shareholder approval), which approvals Asanko shall use commercially reasonable efforts to promptly obtain.

2.6	Assignment

GF Canco may assign its Pre-Emptive Right under this Article 2 to any other GF Group members by written notice to Asanko; provided however, that each such GF Group member delivers, in a form acceptable to Asanko, acting reasonably, a legal, valid, and enforceable document whereby such GF Group member agrees to be bound by, and to comply with, the terms of this Agreement governing the Pre-Emptive Right. However, if the incoming GF Group member ceases to be a member of the GF Group, such former GF Group member must assign its rights and obligations under this Agreement back to GF Canco, at no cost to Asanko.

2.7	Termination

The Pre-Emptive Right will terminate and this Article 2 will be of no further force or effect on the earlier of (i) termination of this Agreement in accordance with Section 6.1, and (ii) the fifth anniversary of the date of this Agreement.

ARTICLE 3

VOTING SUPPORT

3.1	Voting by GF Canco

(a)

Subject to Section 3.1(b), for so long as the GF Group beneficially owns at least 5% of the issued and outstanding Shares (calculated on a non-diluted basis), GF Canco shall not exercise any voting rights attached to Shares beneficially owned by it at any meeting of shareholders of Asanko to vote against (but for greater certainty, GF Canco may abstain from voting in respect of):

(i)	the election of any of Asanko management’s proposed nominees for election to the Board; and

(ii)	any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business, including:

(A)	the appointment of Asanko’s auditor and the fixing of such auditor’s remuneration; and

(B)	any approval, ratification or confirmation of any security based compensation arrangement which has been conditionally approved by the TSX, provided that the aggregate number of Shares issuable pursuant to such arrangement, taken together with all other security based compensation arrangements adopted by Asanko and then in effect, may not exceed 10% of the issued and outstanding Shares at the time of issuance.

(b)	Section 3.1(a) shall no longer be of any force or effect upon the occurrence of a Change of Control.

ARTICLE 4

SALE OF COMMON SHARES BY GF CANCO

4.1	Third Party Sales

(a)	During the term of this Agreement, if GF Canco or any other member of the GF Group wishes to sell in the aggregate, in one transaction or a series of related transactions, more than 2% of the then issued and outstanding Common Shares (other than a proposed sale to a person that is a member of the GF Group) (a “Proposed Private Sale”), then:

(i)	prior to conducting any marketing efforts to sell such Common Shares, GF Canco shall give written notice to Asanko of the Proposed Private Sale (the “Proposed Private Sale Notice”), which Proposed Private Sale Notice shall contain the total number of Common Shares proposed to be sold pursuant to the Proposed Private Sale;

(ii)	Asanko shall have the right to name, by notice in writing to GF Canco (the “Purchaser Notice”) within ten (10) Business Days following delivery of the Proposed Private Sale Notice (the “Proposed Private Sale Period”), one or more purchasers (each, a “Private Sale Purchaser”) who (A) GF Canco advises Asanko are acceptable to GF Canco, acting reasonably, and (B) are capable of closing, and willing to close, the Proposed Private Sale within ten (10) Business Days of the receipt of the Purchaser Notice by GF Canco;

(iii)	GF Canco shall in good faith negotiate with one or more of the Private Sale Purchasers a price and the other transaction terms, for the Proposed Private Sale as soon as reasonably practicable following receipt of the Purchaser Notice by GF Canco; and

(iv)	in the event that a Purchaser Notice is delivered by Asanko, and GF Canco and one or more Private Sale Purchasers agree on terms of sale pursuant to Sections 4.1(a)(ii) and 4.1(a)(iii), GF Canco shall be required to complete the Proposed Private Sale with the Private Sale Purchaser(s).

(b)	In the event that Asanko fails to identify a Private Sale Purchaser within the Proposed Private Sale Period, GF Canco, acting reasonably, is unable to agree to transaction terms with the Private Sale Purchaser within three (3) Business Days of receipt of the Purchaser Notice, or the requirements of Sections 4.1(a)(ii) and 4.1(a)(iii) are otherwise not satisfied, then GF Canco may sell or transfer the Common Shares that were the subject of the applicable Proposed Private Sale Notice without any restriction or limitation, provided that if GF Canco does not complete the Proposed Private Sale (or an alternative disposition transaction) within sixty (60) days of the date of the Proposed Private Sale Notice, the provisions of this Article 4 shall again apply.

ARTICLE 5

STANDSTILL

5.1	Standstill

During the twelve month period following the date of this Agreement, neither GF Canco nor any member of the GF Group shall, without the prior written consent of Asanko:

(a)	acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any issued and outstanding Common Shares and/or any issued and outstanding securities convertible or exchangeable into Common Shares (a “Share Transaction”), if such Share Transaction would result in the GF Group collectively having, directly or indirectly, beneficial ownership of (or control or direction over) more than 9.95% of the outstanding Common Shares (calculated in accordance with section 1.8 of NI 62-104); provided, however that nothing contained in this Agreement shall prohibit or restrict any member of the GF Group from (i) submitting any proposal or offer to the Board to acquire, directly or indirectly, all of the issued and outstanding Common Shares by way of a take-over bid (as defined under Canadian Securities Laws), plan of arrangement, amalgamation or other transaction, or (ii) acquiring or agreeing to acquire, directly or indirectly, all of the issued and outstanding Common Shares by way of a take-over bid, plan of arrangement, amalgamation or other transaction that is supported by the Board;

(b)	acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any material property or assets of Asanko, other than pursuant to any agreement entered into between any member of the GF Group and Asanko or any of its Affiliates;

(c)	propose to Asanko, the shareholders of Asanko, the Board or any other person or effect or seek to effect, any amalgamation, merger, arrangement, business combination, reorganization or restructuring or liquidation with respect to Asanko (other than as permitted by Section 5.1(a);

(d)	solicit proxies from shareholders of Asanko, or form, join, support or participate in a group to solicit proxies from shareholders of Asanko, for any purpose (including, without limitation, for the purpose of replacing members of the Board) or otherwise attempt to influence the conduct of Asanko’s shareholders;

(e)	assist, advise or encourage any other person to effect any of the foregoing; or

(f)	make any public announcement with respect to, or take any action in furtherance of, any of the foregoing, except as may be required by Applicable Law.

5.2	Termination of Standstill

Section 5.1 shall cease to be of any force or effect as and from the earliest of:

(a)	the execution by Asanko or any of its Affiliates of a binding definitive written agreement with a person with respect to a transaction relating to (A) the acquisition of at least a majority of the issued and outstanding Common Shares or (B) the sale, transfer or other disposition in any manner whatsoever of 50% or more of the aggregate consolidated assets of Asanko and its Affiliates, taken as a whole;

(b)	the date that any person, other than GF Canco or another member of the GF Group, makes a take-over bid or acquires, offers to acquire or announces an intention to acquire or offer to acquire, directly or indirectly, Common Shares which equal or exceed 50% of the then issued and outstanding Common Shares and which GF Canco determines, acting reasonably, is credible;

(c)	the date that any person, other than GF Canco or another member of the GF Group, acquires, directly or indirectly, by purchase or otherwise, beneficial ownership of 20% or more of the Common Shares (calculated in accordance with section 1.8 of NI 62-104) other than with the consent of Asanko;

(d)	the date that any person, other than GF Canco or another member of the GF Group, (A) solicits or announces an intention to solicit proxies to remove or replace a majority of the members of the Board, or (B) submits a notice under Asanko’s advance notice by-law or policy to nominate a majority of the members to the Board, provided in each case that GF Canco determines, acting reasonably, that any such solicitation, intention or nomination is credible;

(e)	the date that Asanko publicly announces an intention to solicit a take-over bid, plan of arrangement, amalgamation or other transaction involving the acquisition, directly or indirectly, of all of the issued and outstanding Common Shares, or an intention to enter into any transaction described in Sections 5.2(a) to 5.2(d) above;

(f)	the date of any public announcement by Asanko that the Board has waived, or has agreed to waive, the application of, or has redeemed or agreed to redeem any rights issued pursuant to, any shareholders rights plan adopted by Asanko;

(g)	the date of termination of this Agreement under Section 6.1; or

(h)	the date Asanko files for court protection from its creditors.

5.3	Notice of Certain Events

Asanko agrees to provide Notice to GF Canco immediately upon the occurrence of any event or action referred to in Section 5.2.

ARTICLE 6

GENERAL

6.1	Term of this Agreement

This Agreement shall come into force and effect as of the date first set out above and shall continue in force until the earlier of:

(a)	December 31 in any calendar year if, on such date, the Pro Rata Percentage of GF Canco is less than 5%;

(b)	the date that, pursuant to a take-over bid, arrangement or other like transaction, business combination or merger, at least 66 2/3% of the outstanding Shares have been acquired by any person; and

(c)	the date on which this Agreement is terminated by written agreement of the Parties.

6.2	Notice

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement (each, a “Notice”) shall be in writing addressed to the relevant Party as follows:

(a)	To GF Canco:

c/o Gold Fields Netherlands Services B.V.
Crown Business Centre Key-Point
Sixth Floor
Schipholweg, 103 Leiden 2316 XC The Netherlands
Attention: Managing Director
Email: [REDACTED; PERSONAL INFORMATION]
Copy to: [REDACTED; PERSONAL INFORMATION]

with a courtesy copy (which shall not be required for or constitute notice) to:

Fasken Martineau DuMoulin LLP
Bay Adelaide Centre
Suite 2400, 333 Bay Street
Toronto, Ontario, Canada
M5H 2T6
Attention: Brian Graves
Email: bgraves@fasken.com

(b)	To Asanko:

c/o Asanko Gold Inc.
680-1066 West Hastings Street
Vancouver, British Columbia, Canada
V6E 3X2
Attention: Peter Breese
Email: [REDACTED; PERSONAL INFORMATION]

with a courtesy copy (which shall not be required for or constitute notice) to:

McMillan LLP

Royal Centre, Suite 1500

1055 West Georgia Street

Vancouver, British Columbia, Canada

V6E 4N7

Attention: Bernhard Zinkhofer

Email:       bernhard.zinkhofer@mcmillan.ca

All Notices will be given by personal delivery or electronic transmission (whether by e-mail or otherwise), return receipt requested. All Notices will be effective and will be deemed to have been delivered and received as follows:

(i)	if by personal delivery, on the date of delivery to the address provided herein if delivered prior to 5:00 p.m. (local time in the place of delivery) on a Business Day, and, if not, then on the next Business Day following such delivery; and

(ii)	if by electronic transmission, on the day of receipt if received prior to 5:00 p.m. (Johannesburg, South Africa time) on a Business Day, and, if not, then on the next Business Day following receipt of the electronic transmission.

Either Party may at any time change its address for future Notices hereunder by Notice given in accordance with this Section.

6.3	Further Assurances

Each Party will, at the request of the other Party, acting reasonably and without demand for additional consideration or undue delay, execute all such documents and take all such actions as may be reasonably required to effect the terms of this Agreement.

6.4	Entire Agreement

This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. No amendment, modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by the Parties.

6.5	No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing between the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6.6	Costs

The Parties agree that all legal, accounting and financial adviser fees and expenses and all other costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and all other documents and instruments prepared, negotiated or executed in connection with the transactions contemplated hereby shall be paid by the Party incurring such expense.

6.7	Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

6.8	Successors and Assigns

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Other than pursuant to Section 2.6, neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party provided.

6.9	Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.10	Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery by such Party of a manually executed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set out above.

MARSH HOLDINGS INC.		ASANKO GOLD INC.

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE C

REGULATORY APPROVALS

1.	Conditional approval of the TSX to the issuance of the Asanko Subscription Shares.

2.	Approval of the NYSE American to the listing of the Asanko Subscription Shares.

3.	(i) In relation to all of the mining leases, prospecting licenses and reconnaissance licenses forming part of the Mining Rights other than the Esaase mining lease and the Miradani mining lease, written approval from the Ghanaian Minister of Lands and Natural Resources to the indirect transfer of ownership of a mineral right pursuant to Section 52 of the Minerals and Mining Act, 2006 (Act 703), or the lapse of a period of two (2) months from the date written notice was given to the Minister thereof without objection; and (ii) in relation to the Esaase mining lease and the Miradani mining lease, written approval from the Ghanaian Minister of Lands and Natural Resources to the indirect transfer of ownership of a mineral right pursuant to Section 60 of PNDCL 153.

C-1

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE GF PARTIES

The GF Parties hereby jointly and severally represent and warrant to the Asanko Parties, and acknowledge that the Asanko Parties are relying upon such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby, that:

(a)	Due Incorporation and Good Standing. Each of the GF Parties is a company duly incorporated, organized and validly subsisting in good standing under the laws of its respective jurisdiction of incorporation and each of them is qualified to carry on business in the jurisdiction in which it is incorporated.

(b)	Power and Authority. Each of the GF Parties has full power and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement.

(c)	No Bankruptcy or Insolvency. None of the GF Parties is an insolvent person, within the meaning of Applicable Law, and none of the GF Parties had made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof or has had any petition for a receiving order presented in respect of it.

(d)	No Proceedings. There are no current or pending Proceedings or any Proceedings threatened by notice in writing received by any of the GF Parties or which are, to the knowledge of the GF Parties, otherwise threatened by or against any GF Party relating to its business or assets.

(e)	Necessary Corporate Action. All necessary corporate and shareholder approvals on the part of each of the GF Parties have been obtained and are in effect with respect to the Asanko Share Subscription, the JV Transactions, and the other transactions contemplated by this Agreement, and no further corporate action on the part of any GF Party is necessary to make this Agreement valid and binding on it.

(f)	Execution, Delivery and Enforceability. This Agreement has been duly executed and delivered by each of the GF Parties and constitutes a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(g)	No Breach. Neither the execution and delivery of this Agreement or any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions contemplated hereby, by any GF Party in accordance with this Agreement, will (i) violate or result in the breach of the Applicable Laws of any jurisdiction applicable or pertaining thereto or of any of its constating documents, or (ii) conflict with, result in the breach of, or accelerate any performance required under, any agreement to which it is a party.

D-1

SCHEDULE E

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF GF NETHERLANDS

GF Netherlands hereby represents, warrants and acknowledges to Asanko, and acknowledges that Asanko is relying upon such representations, warranties and acknowledgements in entering into this Agreement and completing the Asanko Share Subscription, that:

(a)	Accredited Investor. GF Netherlands, or its nominee, is an “accredited investor” within the meaning of NI 45-106 and is purchasing the Asanko Subscription Shares as principal.

(b)	Residence. GF Netherlands is a resident of and has a head office in Leiden, The Netherlands, which address is GF Netherlands’ residence or place of business and such address was not obtained or used solely for the purpose of acquiring the Asanko Subscription Shares.

(c)	No Offering Document. GF Netherlands has not received or been provided with a prospectus, registration statement or offering memorandum within the meaning of Applicable Securities Laws, or any sales or advertising literature in connection with the transactions contemplated by this Agreement.

(d)	No Prospectus. GF Netherlands understands that the sale of the Asanko Subscription Shares is conditional upon such sale being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum under Applicable Securities Laws, and no prospectus or registration statement has been filed by Asanko with any securities commission or similar regulatory authority under Applicable Securities Laws connection with the issuance of the Asanko Subscription Shares. As a result of acquiring the Asanko Subscription Shares pursuant to such exemptions:

(i)	GF Netherlands may be restricted from using some of the protections, rights and remedies otherwise available under Applicable Securities Laws, including statutory rights of rescission or damages in the event of a misrepresentation;

(ii)	GF Netherlands may not receive information that would otherwise be required to be provided to it under Applicable Securities Laws; and

(iii)	GF Netherlands is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

(e)	No Representation. No person has made to GF Netherlands any written or oral representations:

(i)	that any person will resell or repurchase the Asanko Subscription Shares;

(ii)	that any person will refund the purchase price of the Asanko Subscription Shares; or

(iii)	as to the future price or value of any of the Asanko Subscription Shares.

(f)	Collection of Personal Information. GF Netherlands acknowledges that its or its nominee’s name and other specified information, including the number of Asanko

Subscription Shares subscribed for, may be disclosed to (i) Canadian securities regulatory authorities (including the applicable stock exchange on which the Asanko Shares may be trading from time to time) and may become available to the public in accordance with the requirements of Applicable Laws and (ii) other authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and GF Netherlands consents to the disclosure of such information.

(g)	Legend. GF Netherlands acknowledges that the certificates representing the Asanko Subscription Shares will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS PLUS ONE DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD” DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

(h)	U.S. Securities Laws. GF Netherlands is not a U.S. Person and is not purchasing the Asanko Subscription Shares for the account of or benefit of a U.S. Person. GF Netherlands acknowledges that the Asanko Subscription Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States and that Asanko does not intend to register any of the Asanko Subscription Shares under the U.S. Securities Act or the securities laws of any state of the United States and has no obligation to do so. The Asanko Subscription Shares may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons unless registered in accordance with United States federal securities laws and all applicable state securities laws or exemptions from such requirements are available.

(i)	Risk of Loss. GF Netherlands is capable of assessing the proposed investment in the Asanko Subscription Shares as a result of financial or investment experience or as a result of advice received from a registered person other than Asanko or an Affiliate thereof, and GF Netherlands is also able to bear the economic loss of the investment in the Asanko Subscription Shares.

(j)	Canadian Securities Laws. GF Netherlands acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Asanko Subscription Shares;

(ii)	there is no government or other insurance covering the Asanko Subscription Shares;

(iii)	there are risks associated with the subscription for the Asanko Subscription Shares;

(iv)	there are restrictions on GF Netherlands’ ability to resell the Asanko Subscription Shares and it is the responsibility of GF Netherlands to find out what those restrictions are and to comply with them before selling any of the Asanko Subscription Shares; and

(v)	Asanko has advised GF Netherlands that Asanko is relying on an exemption from the requirements to provide GF Netherlands with a prospectus and to sell the Asanko Subscription Shares through a person or company registered to sell securities under Canadian Securities Laws and, as a consequence of acquiring the Asanko Subscription Shares pursuant to this exemption, certain protections, rights and remedies provided by the Canadian Securities Laws, including statutory rights of rescission or damages, will not be available to GF Netherlands.

(k)	International Securities Laws. GF Netherlands represents and warrants that:

(i)	GF Netherlands is knowledgeable of, or has been independently advised as to, the securities laws of The Netherlands (the “International Securities Laws”) which would apply to the Asanko Share Subscription, if any;

(ii)	GF Netherlands is purchasing the Asanko Subscription Shares pursuant to an applicable exemption from any prospectus, registration or similar requirements under the International Securities Laws, or, if such is not applicable, GF Netherlands is permitted to purchase the Asanko Subscription Shares under the International Securities Laws without the need to rely on exemptions;

(iii)	the subscription by GF Netherlands does not contravene any of the International Securities Laws applicable to GF Netherlands and does not give rise to any obligation of Asanko to prepare and file a prospectus or similar document or to register Asanko Subscription Shares or to be registered with any Governmental Authority, in each case pursuant to International Securities Laws;

(iv)	the International Securities Laws do not require Asanko to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever; and

(v)	the Asanko Subscription Shares are being acquired for investment purposes only and not with a view to resale and distributions, and the distribution of the Asanko Subscription Shares to GF Netherlands by Asanko complies with all International Securities Laws.

(l)	Privacy Matters. GF Netherlands acknowledges and consent to the fact that Asanko is collecting GF Netherlands’ personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Publicly Disclosed Documents Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time) for the purpose of completing this Agreement. GF Netherlands acknowledges and consents to Asanko retaining such personal information for as long as permitted or required by law or business practices. GF Netherlands further acknowledges and consents to the fact that Asanko may be required by Canadian Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any personal information provided under this Agreement. In addition to the foregoing, GF Netherlands agrees and acknowledges that Asanko may use and disclose GF Netherlands’ personal information as follows: for internal use with respect to managing the relationships between and contractual obligations of Asanko and GF Netherlands; for use and disclosure for income tax related purposes, including, without limitation, where required by law, disclosure to Canada Revenue Agency; for disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings; for disclosure to a Governmental Authority other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure; for disclosure to professional advisers of Asanko in connection with the performance of their professional services; for disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with GF Netherlands’ prior written consent; for disclosure to a court determining the rights of the parties under this Agreement; or for use and disclosure as otherwise required or permitted by law.

(m)	No Dealing. GF Netherlands is not engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent, or is otherwise exempt from any requirements to be registered as a dealer under National Instrument 31-103 - Registration Requirements and Exemptions.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF THE ASANKO PARTIES

The Asanko Parties hereby represent and warrant to the GF Parties, and acknowledge that the GF Parties are relying on such representations and warranties in entering into this Agreement and completing the transaction contemplated hereby, that, except as disclosed (i) in the Asanko Disclosure Letter, with specific reference to the applicable representation and warranty in this Schedule F, or (ii) in the Asanko Diligence Information, in such detail as would cause a reasonable person to take cognizance of it:

(a)	Good Standing of Asanko. Asanko (i) is a corporation existing under the laws of British Columbia and is and will at each of the Subscription Closing Time and the JV Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (British Columbia), (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its business as now carried on by it or proposed to be carried on by it as disclosed in the Public Disclosure Documents, and (iii) has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(b)	Good Standing of Asanko Subsidiaries. Asanko’s only subsidiaries are the Asanko Subsidiaries. Each of the Asanko Subsidiaries is a corporation incorporated, organized and validly subsisting under the laws of its respective jurisdiction of incorporation, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, and to conduct its business as is now carried on by it or proposed to be carried on by it as disclosed in the Public Disclosure Documents, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Asanko Subsidiaries have been duly authorized and validly issued, are fully paid and, except as set out in paragraph (e) of this Schedule F, are directly or indirectly beneficially owned by Asanko, free and clear of any Encumbrances; and none of the outstanding securities of the Asanko Subsidiaries were issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. Other than pursuant to this Agreement in connection with the JV Transactions, there exist no options, warrants, purchase rights, or other contracts or commitments that could require Asanko or any Asanko Subsidiary to sell, transfer or otherwise dispose of any securities of the Asanko Subsidiaries.

(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against Asanko or the Asanko Subsidiaries in connection with their liquidation, winding-up or bankruptcy or any other similar proceeding, and to the knowledge of Asanko, no such act or proceeding is pending or threatened.

(d)

Share Capital of Asanko. The authorized and issued share capital of Asanko consists of an unlimited number of Asanko Shares and an unlimited number of preferred shares of which 203,449,957 Asanko Shares and nil preferred shares were issued and outstanding as at the close of business on March 28, 2018. All of the outstanding Asanko Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws. Neither Asanko nor its Subsidiaries are party to any agreement, nor is Asanko aware of any agreement, which in any manner affects the voting control of any securities of Asanko or its Subsidiaries. Other than pursuant to this Agreement or the Stock Option Plan, there are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which any of Asanko or any of the Asanko Subsidiaries is or may become obligated to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any shares.

(e)	Share Capital of Mineco and Exploreco. The authorized share capital of Mineco consists of 500,000,000 Mineco Shares, of which 500,000,000 Mineco Shares are issued and outstanding. 450,000,000 issued and outstanding Mineco Shares are beneficially owned by AGB free and clear of all Encumbrances, and the remaining 50,000,000 issued and outstanding Mineco Shares are beneficially owned by the Government of Ghana, free and clear, to the knowledge of Asanko, of all Encumbrances. The authorized share capital of Exploreco consists of 9,000,000 Exploreco Shares, of which 10,000 Exploreco Shares are issued and outstanding. All of the issued and outstanding Exploreco Shares are beneficially owned by Asanko Canada Finco free and clear of all Encumbrances. All of the outstanding Mineco Shares and Exploreco Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws. Other than pursuant to this Agreement in connection with the JV Transactions, there are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which Mineco or Exploreco is or may become obligated to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any shares.

(f)	Shareholders Rights Plan. Other than Asanko’s shareholders rights plan as approved by shareholders on September 25, 2012, and re-approved as of June 16, 2016 there are no other agreements in place that affect the rights of Asanko’s shareholders.

(g)	Asanko Shares are Listed. The Asanko Shares are listed and posted for trading on the Exchanges, and neither Asanko nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Asanko Shares on or from the Exchanges.

(h)	Stock Exchange Compliance. Asanko is, and will at each of the Subscription Closing Time and the JV Closing Time be, in material compliance with the by-laws, rules and regulations of the Exchanges.

(i)	No Cease Trade Orders. No Order ceasing or suspending trading in securities of Asanko or prohibiting the sale of securities by Asanko has been issued by an exchange or securities regulatory authority, and no Proceedings for this purpose have been instituted, or are, to Asanko’s knowledge, pending, contemplated or threatened.

(j)	Compliance with Laws. To the knowledge of Asanko, Asanko and the Asanko Subsidiaries have each complied with and is not in violation of any Applicable Laws other than such non-compliance or violations which are not, individually or in aggregate, material.

(k)	No Restrictions on Business. Neither Asanko nor any Asanko Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of their business is conducted, (ii) limit any business practice of Asanko or any Asanko Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Asanko or any Asanko Subsidiary.

(l)	Reporting Issuer Status. As at the date hereof, Asanko is a “reporting issuer” in each of the provinces of Canada other than Québec) within the meaning of Canadian Securities Laws in such jurisdictions and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and Asanko is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions; the Asanko Shares are registered under Section 12(b) of the U.S. Exchange Act and Asanko has timely filed with, or furnished to, the SEC all documents required to be filed or furnished under the U.S. Exchange Act.

(m)	Asanko Subscription Shares Valid. The Asanko Subscription Shares have been duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by Asanko pursuant to this Agreement, against payment of the consideration set out herein, will be validly issued as fully paid and non-assessable Asanko Shares. The Asanko Subscription Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by Asanko.

(n)	Absence of Rights. No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of Asanko or any other agreement or option, for the issue or allotment of any unissued shares of Asanko or any other security convertible into or exchangeable for any such shares or to require Asanko to purchase, redeem or otherwise acquire any of the issued and outstanding shares of Asanko.

(o)	Corporate Actions. The Asanko Parties have taken all necessary corporate action to authorize the execution and delivery of this Agreement and the performance of their obligations hereunder, including all necessary corporate action by Asanko to validly issue and sell the Asanko Subscription Shares as fully paid and non-assessable Asanko Shares.

(p)	Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Asanko Parties and constitutes a legal, valid and binding obligation of, and is enforceable against, each of the Asanko Parties in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of applicable limitations legislation.

(q)	Continuous Disclosure. Asanko is in compliance with its timely and continuous disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has been no Asanko MAE that has occurred which has not been publicly disclosed, the information and statements in the Public Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed did not contain any misrepresentations, and Asanko has not filed any confidential material change reports which remain confidential as at the date hereof. Asanko is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16.1 - Civil Liability for Secondary Market Disclosure of the BC Securities Act and analogous provisions under Canadian Securities Laws.

(r)	Financial Statements. The Financial Statements:

(i)	present fairly, in all material respects, the financial position of Asanko on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of Asanko on a consolidated basis for the periods specified in such Financial Statements; and

(ii)	have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved.

(s)	Accounting Policies. There has been no change in accounting policies or practices of Asanko or the Asanko Subsidiaries since December 31, 2017, except as disclosed in the Financial Statements.

(t)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of Asanko or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements.

(u)	Liabilities. To the knowledge of Asanko, neither Asanko nor any of the Asanko Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, indebtedness and commitments incurred in the Ordinary Course of Business since December 31, 2017.

(v)	Purchases and Sales. Neither Asanko nor the Asanko Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(i)	the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by Asanko or the Asanko Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)	the change of control (by sale or transfer of Asanko Shares or sale of all or substantially all of the assets of Asanko, the Asanko Subsidiaries, or otherwise) of Asanko or the Asanko Subsidiaries; or

(iii)	a proposed or planned disposition of Asanko Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Asanko Shares or shares of the Asanko Subsidiaries.

(w)	Properties and Assets. Asanko and the Asanko Subsidiaries have all rights in respect of the Asanko Project, free and clear of Encumbrances, other than the Permitted Encumbrances, and the information contained in the Public Disclosure Documents relating to the Asanko Project and the Mining Rights constitutes an accurate description thereof. Neither Asanko nor the Asanko Subsidiaries have any obligation to pay any ongoing commission, royalty, licence fee or similar payment to any person in respect of the Asanko Project or Mining Rights, and there are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Asanko Project, Mining Rights, or, other than the Offtake Agreement, minerals produced thereon.

(x)	Material Property and Mining Rights. The Asanko Project is the only mining project in which Asanko currently owns or has an interest, and:

(i)	Asanko and the Asanko Subsidiaries are the absolute legal and beneficial owners of the Asanko Project and the Mining Rights related thereto under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Asanko and/or the Asanko Subsidiaries to access, explore for, extract, exploit, remove, develop, mine, process and refine the mineral deposits, ore bodies and mineral inventories relating thereto as is currently conducted or anticipated to be conducted;

(ii)	the Mining Rights have been validly registered and recorded in accordance with all Applicable Laws and are in good standing, are valid and enforceable, are free and clear of any Encumbrances or charges and no royalty is payable in respect of any of them;

(iii)	Asanko or the Asanko Subsidiaries are the holders of all Mining Rights necessary to access and carry on all current and proposed activities of Asanko and the Asanko Subsidiaries and such Mining Rights cover the areas required for such purposes.

(y)	Possession of Permits and Authorizations. Asanko and the Asanko Subsidiaries have obtained all material Permits necessary to carry on the business of Asanko and the Asanko Subsidiaries as it is currently conducted or anticipated to be conducted. Asanko and the Asanko Subsidiaries are in compliance in all material respects with the terms and conditions of all such Permits. All such Permits issued to date are valid and in full force and effect. Neither Asanko nor the Asanko Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(z)	Mineral Information. Asanko is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports in respect of the Asanko Project required thereby, which remain current as at the date hereof.

(aa)	Environmental Laws.

(i)	To the knowledge of Asanko, each of Asanko and the Asanko Subsidiaries is in material compliance with any and all Applicable Laws relating to pollution or protection of human health and safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”);

(ii)

Asanko and the Asanko Subsidiaries have all material Permits necessary for the operation of the business currently carried on and Asanko expects any additional such Permits that are required to carry out the planned business activities on the Asanko Project to be obtained in the ordinary course and consistent with the anticipated timing as set out in the Public Disclosure Documents, and all such Permits are valid, subsisting, in good standing and in full force and effect, and each of Asanko and the Asanko Subsidiaries is in compliance in all material respects with the requirements thereof. Asanko has not received any notification pursuant to any Environmental Laws that any work, repairs, or capital expenditures are required to be made by it or any of the Asanko Subsidiaries as a condition of continued compliance with any Environmental Laws or Permits, or that any such Permits are about to be reviewed, made subject to limitation or condition, revoked, withdrawn or terminated, and to the knowledge of Asanko, no such procedures or proceedings are pending or threatened; and

(iii)	there are no outstanding, pending or, to the knowledge of Asanko, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, order, directions or notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws or reclamation or closure obligations against Asanko or any of the Asanko Subsidiaries, and Asanko knows of no basis for any such aforementioned liabilities to arise in the future as a result of any activity conducted by Asanko or any of the Asanko Subsidiaries (including any predecessor companies thereof), on any properties currently or formerly owned, leased, used or otherwise controlled by them. Neither Asanko or any of its Subsidiaries (including any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither Asanko nor any of its Subsidiaries (including any predecessor companies thereof) has settled any allegation of non-compliance short of prosecution.

(bb)	Indigenous Persons Claims. There are no claims or actions that would prevent operations at the Asanko Project or its planned expansion subject to customary compensation being paid to local persons adversely affected by mining operations.

(cc)	Community Relationships. Asanko and the Asanko Subsidiaries maintain good relationships with the communities and persons affected by or located on the Asanko Project, and to the knowledge of Asanko, there are no complaints, issues, proceedings, or discussions, which are ongoing which could reasonably be considered likely to materially interfere with, delay or impair the ability to explore, develop and operate the Asanko Project.

(dd)	Government Relationships. Asanko and the Asanko Subsidiaries have a good working relationship with all Governmental Authorities in the jurisdictions in which the Asanko Project is located, or in which such parties otherwise carry on their business or operations. To the knowledge of Asanko, there exists no condition or state of fact or circumstances in respect of its government relationships, that could reasonably be considered likely to prevent Asanko or the Asanko Subsidiaries from conducting its business and all activities in connection with the Asanko Project as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of Asanko, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(ee)	No Work Stoppage or Interruptions. There are no actions, proceedings, inquiries, disruption, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or, to the knowledge of Asanko, threatened which could adversely affect the ability to explore, develop and operate the Asanko Project.

(ff)	Intellectual Property. Asanko and the Asanko Subsidiaries do not own any material intellectual property. No claim has been made against Asanko or the Asanko Subsidiaries alleging the infringement by Asanko or the Asanko Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(gg)	Insurance. Asanko and the Asanko Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring Asanko, the Asanko Subsidiaries, and their respective directors, officers and employees, and the properties and assets of Asanko, are in good standing and in full force and effect in all respects, and not in default. To the knowledge of Asanko, each of Asanko and the Asanko Subsidiaries is in compliance with the terms of such policies and instruments and there are no claims by Asanko or the Asanko Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; Asanko has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Asanko Subsidiaries at a cost comparable to its existing cost, and neither Asanko nor any of the Asanko Subsidiaries has failed to promptly give any notice of any claim thereunder.

(hh)	Material Agreements. All of the Material Agreements of Asanko and the Asanko Subsidiaries have been disclosed in the Public Disclosure Documents and, to the knowledge of Asanko, each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Asanko and the Asanko Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in compliance in all material respects with all terms and conditions contained in each Material Agreement. Neither Asanko nor the Asanko Subsidiaries is in material violation, breach or default nor has it received any notification from any party claiming that Asanko or the Asanko Subsidiaries is in material breach, violation or default under any Material Agreement and no other party, to the knowledge of Asanko, is in breach, violation or default of any term under any Material Agreement.

(ii)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by Governmental Authority or arbitrator, now pending or, to the knowledge of Asanko, threatened against or affecting Asanko or any of the Asanko Subsidiaries.

(jj)	Absence of Defaults and Conflicts. Neither Asanko nor the Asanko Subsidiaries is in violation, default or breach of, and the execution, delivery and performance of this Agreement, and the consummation of the transactions and compliance by Asanko with its obligations hereunder and the sale of the Asanko Subscription Shares, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Encumbrance upon any property or assets of Asanko, or the Asanko Subsidiaries under the terms or provisions of (i) any Material Agreements, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of Asanko or the Asanko Subsidiaries, (iii) any existing Applicable Law, including Applicable Securities Laws and the rules and regulations of the Exchanges, respectively, (iv) any Order.

(kk)	Employment Standards. There are no complaints against Asanko or the Asanko Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of Asanko, any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to Asanko. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon Asanko or the Asanko Subsidiaries to do or refrain from doing any act. Asanko and the Asanko Subsidiaries are currently in compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such claim.

(ll)	Collective Bargaining Agreements. Asanko and/or the Asanko Subsidiaries are not party to any collective bargaining agreements with unionized employees. To the knowledge of Asanko, no action has been taken or is being contemplated to organize or unionize any other employees of Asanko or the Asanko Subsidiaries.

(mm)

Taxes. Asanko and each Asanko Subsidiary has filed or caused to be filed, in a timely manner, all Tax Returns required to be filed by it and all of such Tax Returns were correct and complete in all respects. Each of Mineco and Exploreco has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable in respect of each Tax period. Adequate accruals have been provided in accordance with IFRS in the Financial Statements for any Taxes which have not been paid by Mineco or Exploreco, whether or not shown as being due on any Tax Returns. No liability for Taxes not reflected in the Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business of Mineco or Exploreco. There are no proposed (but unassessed) additional Taxes relating to any Tax period and none have been asserted or threatened by any Governmental Authority, in connection with any of the Tax Returns or property of Mineco or Exploreco. No waiver or arrangement of any kind, extending the period for the assessment, reassessment or collection of any Taxes has been given, agreed to or requested with respect to Mineco or Exploreco. No lien for Taxes has been filed or exists in respect of Asanko or any Asanko Subsidiary other than for Taxes not yet due and payable. Each of Mineco and Exploreco has withheld any Taxes that are required by Applicable Law to be withheld and has timely paid or remitted the full amount of any Taxes that have been or will be withheld, to the applicable Governmental Authority. Each of Mineco and Exploreco is solely resident in, and only carries on business in, its respective jurisdiction of incorporation. Neither Mineco nor Exploreco is or has ever been or been deemed to have been resident in, carries on or has ever or ever been deemed to have carried on business in, has or has ever had or been deemed to have had a permanent establishment or fixed place of business in, or is or has ever been required to file any Tax Return with or liable to pay any Taxes to any Governmental Authority in, any jurisdiction other than its jurisdiction of incorporation. Neither Mineco nor Exploreco is subject to liability for Taxes of any other person. Neither Mineco nor Exploreco has acquired property from any person in circumstances where it did or could become liable for any Taxes of such person. The value of the

Confidential portions of this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information. [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION] indicates that information has been redacted.

consideration paid or received by Mineco or Exploreco for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom Mineco or Exploreco was not dealing at arm’s length was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided. Neither Mineco nor Exploreco has entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of Taxes owing by such person. Neither Mineco nor Exploreco has, since the date of the Financial Statements, incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business. [REDACTED; COMMERCIALLY-SENSITIVE INFORMATION].

(nn)	Anti-Bribery Laws. Neither Asanko nor its Subsidiaries nor to the knowledge of Asanko, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to Asanko and its Subsidiaries, including but not limited to the United States Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of Asanko or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Asanko nor its Subsidiaries nor to, the knowledge of Asanko, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Asanko, an Asanko Subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing applicable anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(oo)	Previous Acquisitions. All previous acquisitions completed by Asanko or any of the Asanko Subsidiaries of any securities, business or assets of any other entity has been fully and properly disclosed in the Public Disclosure Documents and was completed in compliance with all applicable corporate and securities laws and all necessary corporate, regulatory and shareholder approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with.

(pp)	Compliance with Laws. Asanko has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the JV Closing Time in connection with the transactions contemplated by this Agreement. Neither Asanko nor the Asanko Subsidiaries are aware of any legislation or proposed legislation which they anticipate will result in an Asanko MAE.

(qq)	No Loans, Guarantees or Indemnities. Neither Asanko nor the Asanko Subsidiaries have made any loans to any person that remain outstanding, other than those between Asanko and the Asanko Subsidiaries. Other than pursuant to the Red Kite Facility or in the Ordinary Course of Business, neither Mineco nor Exploreco have secured or guaranteed the obligations of any person, nor agreed to indemnify or save harmless any person from or against any Losses.

(rr)	Minute Books and Records. The minute books and records of Asanko and the Asanko Subsidiaries made available to the GF Parties in connection with their due diligence investigation of Asanko for the periods requested to the date hereof are all of the minute books and records of Asanko and the Asanko Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of Asanko and the Asanko Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Asanko and the Asanko Subsidiaries to the date hereof not reflected in such minute books and other records.

(ss)	No Dividends. During the previous 12 months, Asanko has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Asanko Shares or securities or agreed to do any of the foregoing. Other than pursuant to the Red Kite Facility, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of Asanko or the payment of dividends by Asanko in the constating documents or in any Material Agreements.

(tt)	Fees and Commissions. There is no person who is entitled to any brokerage, agency or other fiscal advisory fee, any break fee or any other similar fee in connection with the transactions contemplated herein.

(uu)	Entitlement to Proceeds: Other than pursuant to the Red Kite Facility, there is no person that is or will be entitled to demand some or any part of the proceeds of the Asanko Share Subscription or the subscription price for the JV Finco Redeemable Shares subscribed for by GF Orogen pursuant to Section 3.1(b)(v).

(vv)	Asanko Diligence Information: To the knowledge of Asanko, the Asanko Diligence Information is true, correct and complete in all material respects with regard to the subject matter addressed by it, does not contain any misrepresentations, and presents fairly in all material respects the information set out therein.

(ww)	Foreign Private Issuer: Asanko is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and there is no substantial U.S. market interest in respect of any class of its equity securities within the meaning of Regulation S under the U.S. Securities Act.

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